UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 22, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

 Barclays PLC
Q326 Results Announcement

30 September 2026

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2026 to the corresponding nine months of 2025 and balance sheet analysis as at 30 September 2026 with comparatives relating to 31 December 2025 and 30 September 2025. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 21 October 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 70 to 79 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in the Middle East and Ukraine on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the use of new technology, including artificial intelligence; the Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a return on tangible equity (RoTE) of 11.7% in Q326, announced a £500m share buyback, and is on track to deliver its 2026 and 2028 targets

C. S. Venkatakrishnan, Group Chief Executive, commented

“I am pleased with the ongoing momentum of Barclays' operational and financial performance, with RoTE of 11.7% in Q326 and 13.8% year-to-date. Income of £7.4bn is up 3% from the same quarter last year. Our cost: income ratio has improved to 62% from 63%, profit before tax grew by 12% to £2.3bn, and our earnings per share (EPS) has increased 18%. With one quarter to go before the end of our original three-year plan, we have either achieved or are on track to achieve all of our 2026 Group targets. We are confident in and committed to the 2028 targets that we laid out earlier in the year. In Q326 we drove 7% year-on-year loan growth in our highest returning UK businesses1, with particular strength in UK Corporate Bank, up 14% year-on-year. The Investment Bank delivered strong Equities performance, offsetting a challenging environment for FICC.  Our strong organic capital generation and common equity tier 1 (CET1) ratio of 14.2% means that we are in a position to announce a new £500m share buyback tranche today, bringing year-to-date distributions to £2.8bn, up 46% year-on-year.”

●	Q326 Group RoTE of 11.7% (Q325: 10.6%) and Q326 YTD Group RoTE of 13.8% (Q325 YTD: 12.3%), on track to deliver greater than 12% in 2026
●	Q326 EPS of 12.3p, up 18% year-on-year and 43.0p in Q326 YTD, up 23% year-on-year
●	UK loan growth of 7% year-on-year1, with UK Corporate Bank up 14%
	-	£28bn of the planned c.£30bn UK risk weighted assets (RWAs) growth delivered since 20242, of which £3bn was delivered in Q326
●
Strong performance in Equities, with Q326 up 47% year-on-year, reflecting prior investment in Prime Financing and Equity Derivatives offset by a challenging environment for FICC (19% reduction year-on-year)

●	Continued operational progress in US Consumer Bank reflecting growth across partnership cards, retail deposits, and originated loan balances through Best Egg
●	Structurally reducing the cost base through expected technology-enabled FTE reductions, creating capacity for further investment in the business
	-	Q326 structural cost actions (SCAs) of £201m (Q325: £93m), with a further c.£300m planned in Q4263
	-	Group total costs expected to be c.£18.5bn in FY26 and c.£18.4bn in FY27
●	Strong capital position and increased shareholder distributions
	-	CET1 ratio of 14.2% and announced intention to initiate a share buyback of up to £500m (Q325: £500m), bringing YTD announced distributions to £2.8bn, up 46% year-on-year
●	Greater capital flexibility following reduction in Pillar 2A requirements, alongside Basel 3.1 implementation
	-	RWAs expected to increase by £8-15bn on 1 January 2027, equivalent to a reduction in the CET1 ratio of 30-55bps
	-	Expect 59bps reduction in the Pillar 2A requirement, lowering the MDA4 requirement from 12.2% to 11.6%

Key financial metrics:
	RoTE	EPS	Cost: income ratio	LLR	Income	Profit before tax	Attributable profit	TNAV per share	CET1 ratio	Total capital return5
Q326	11.7%	12.3p	62%	43bps	£7.4bn	£2.3bn	£1.6bn	410p	14.2%	£2.8bn
Q326 YTD	13.8%	43.0p	57%	55bps	£23.9bn	£8.4bn	£5.8bn

Q326 Group Performance Highlights:

●	Group RoTE increased to 11.7% (Q325: 10.6%), with profit before tax of £2.3bn (Q325: £2.1bn)
●	Group income of £7.4bn increased 3% year-on-year
	-	Group net interest income (NII) excluding Barclays Investment Bank and Head Office was £3.5bn, up 7% year-on-year, driven by higher structural hedge income and continued lending momentum
	-	Year-on-year NII growth across all operating divisions
●	Group cost: income ratio of 62% (Q325: 63%), with total operating expenses of £4.6bn, increased 1% year-on-year
-
Group operating costs increased to £4.6bn (Q325: £4.3bn), reflecting business growth (including £65m related to changes in material risk taker (MRT) compensation mix), inflation and further investment spend (including £201m of Q326 SCAs, with £110m in Barclays UK), partially offset by c.£200m of cost efficiency savings

●	Credit impairment charges were £0.5bn, down 20% year-on-year, reflecting more normalised charges in the Investment Bank and US Consumer Bank. The loan loss rate (LLR) was 43bps (Q325: 57bps)

1	UK loan growth comprises aggregate growth in loans and advances to customers across Barclays UK, UKCB and PBWM.
2
Represents RWAs from business growth in Barclays UK, UKCB and PBWM since January 2024, excluding the effects of securitisations, model updates and other methodological changes. Also excludes additional operational risk RWAs related to organic growth.

3	At H126 guided SCAs would be up to £0.5bn for H226, which is c.£0.3bn higher than usual annual SCA run-rate.
4	Maximum distributable amount.
5	Q326 YTD total capital return: includes the £500m buyback announced at Q126 Results, the £1.0bn buyback and c.£0.8bn dividend announced at H126 Results and the £500m buyback announced at Q326 Results.

Q326 Business Performance Highlights

●
Barclays UK RoTE was broadly stable at 21.2% (Q325: 21.8%) as income increased 4%, driven by higher structural hedge income supported by stable deposits deposit, offset by costs increasing 6% driven by £110m SCAs taken in Q326

●
Barclays UK Corporate Bank (UKCB) RoTE increased to 23.5% (Q325: 22.8%) as income increased 10%, reflecting higher structural hedge income and higher average deposit and lending balances, partially offset by a cost increase of 10%, given the non-repeat of Q325 UK regulatory levies credit

●
Barclays Private Bank and Wealth Management (PBWM) RoTE decreased to 23.8% (Q325: 26.4%).  Income growth was 10%, reflecting 6% higher client asset and liabilities balances year-on-year. Costs increased 18% reflecting ongoing investments in the wealth proposition

●
Barclays Investment Bank (IB) RoTE decreased to 9.5% (Q325: 10.1%). Income growth was 1% and lower impairment charge were more than offset by a 4% increase in costs including £57m Q326 SCAs and £55m MRT compensation mix, and higher average allocated tangible equity

●
Barclays US Consumer Bank (USCB) RoTE decreased to 10.9% (Q325: 13.5%) reflecting broadly stable income and 14% higher costs reflecting the Best Egg acquisition (Q326 first full quarter of Best Egg costs)

Group financial targets and guidance1:
2026
●	Returns: Group RoTE of greater than 12%
●	Capital returns2: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
	-	Progressive increase in total capital returns versus 2025
	-	Share buybacks announced quarterly
	-	Dividends to be paid semi-annually, including planned £2bn dividend for 2026
●	Income: Group total income of c.£31.5bn
	-	Group NII excluding IB and Head Office greater than £13.7bn and Barclays UK NII around the middle of the £8.1bn - £8.3bn guided range
●	Costs: Group cost: income ratio of high 50s in percentage terms and total costs of c.£18.5bn
-
Run-rate costs in 2026 of c.£18.0bn which exclude additional SCAs of c.£0.3bn above normal annual run-rate, c.£0.1bn MRT compensation mix adjustments and c.£0.1bn Motor Finance provision booked in Q126

●	Impairment: expect Group LLR to be around the top of the 50-60bps through the cycle range
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs mid 50s% of Group RWAs
	-	Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
		-	c.£8-15bn RWAs from Basel 3.1, with implementation expected from 1 January 20273
			-	Expect Pillar 2A CET1 requirement to reduce by 59bps upon implementation, reducing MDA to 11.6%
		-	c.£11bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to portfolio changes and regulatory approval, expected in H2 2027
			-	Expect minimal change in Pillar 2A requirement upon model implementation

2027
●	Costs: Group costs of c.£18.4bn and Barclays UK cost: income ratio of high 40s%

2028
●	Returns: Group RoTE of greater than 14%
●
Capital returns2: plan to return greater than £15bn of capital to shareholders between 2026 and 2028, through dividends and share buybacks. This provides capacity for additional investment and growth, exceeding the level of investment in the current plan

●	Income: greater than 5% compound annual growth rate (CAGR) 2025-2028
●	Costs: Group cost: income ratio of low 50s in percentage terms. Cost target includes total gross efficiency savings of greater than £2bn in 2026-2028
●	Impairment: expect Group LLR of 50-60bps through the cycle
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs of c.50% of Group RWAs

1	Targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
2	This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%.
3	Fundamental review of the trading book (FRTB) impact mostly expected in 2027.

Barclays Group results	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
	£m	£m	% Change	£m	£m	% Change
Barclays UK	6,866	6,446	7	2,349	2,253	4
Barclays UK Corporate Bank	1,661	1,525	9	573	522	10
Barclays Private Bank and Wealth Management	1,082	1,032	5	369	335	10
Barclays Investment Bank	11,115	10,263	8	3,129	3,083	1
Barclays US Consumer Bank	3,047	2,628	16	928	941	(1)
Head Office	95	169	(44)	17	33	(48)
Total income	23,866	22,063	8	7,365	7,167	3
Operating costs	(13,438)	(12,661)	(6)	(4,565)	(4,254)	(7)
UK regulatory levies	(95)	(84)	(13)	(11)	12	-
Litigation and conduct	(92)	(342)	73	16	(255)
Total operating expenses	(13,625)	(13,087)	(4)	(4,560)	(4,497)	(1)
Other net income	44	48	(8)	20	39	(49)
Profit before impairment	10,285	9,024	14	2,825	2,709	4
Credit impairment charges	(1,897)	(1,744)	(9)	(503)	(632)	20
Profit before tax	8,388	7,280	15	2,322	2,077	12
Tax charge	(1,791)	(1,538)	(16)	(422)	(365)	(16)
Profit after tax	6,597	5,742	15	1,900	1,712	11
Non-controlling interests	(19)	(23)	17	—	—
Other equity instrument holders	(741)	(739)	—	(254)	(255)	—
Attributable profit	5,837	4,980	17	1,646	1,457	13

Performance measures
Return on average tangible shareholders' equity	13.8%	12.3%		11.7%	10.6%
Average tangible shareholders' equity (£bn)	56.6	54.0		56.4	55.1
Cost: income ratio	57%	59%		62%	63%
Loan loss rate (bps)	55	53		43	57
Basic earnings per ordinary share	43.0p	35.1p	23	12.3p	10.4p	18
Dividend per ordinary share	5.9p	3.0p
Share buybacks announced (£m)	2,000	1,500	33	500	500	—
Total payout equivalent per share	c.20.7	c.13.6p	51
Basic weighted average number of shares (m)	13,571	14,189	(4)	13,426	14,045	(4)
Period end number of shares (m)	13,379	13,996	(4)
Period end tangible shareholders' equity (£bn)	54.8	54.9

Balance sheet and capital management1	As at 30.09.26	As at 31.12.25	As at 30.09.25
	£bn	£bn	£bn
Gross loans and advances at amortised cost2	459.8	441.3	437.5
Loans and advances at amortised cost	454.5	430.0	426.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%
Total assets	1,737.6	1,544.2	1,629.2
Deposits at amortised cost	599.3	585.6	575.3
Tangible net asset value per share	410p	409p	392p
Common equity tier 1 ratio	14.2%	14.3%	14.1%
Common equity tier 1 capital	52.4	51.1	50.3
Risk weighted assets	369.8	356.8	357.4
UK leverage ratio	4.9%	5.1%	4.9%
UK leverage exposure	1,344.0	1,247.3	1,285.3

Funding and liquidity
Group liquidity pool (£bn)	372.2	337.8	332.9
Liquidity coverage ratio	157.0%	170.0%	174.6%
Net stable funding ratio	135.8%	135.2%	135.3%
Loan: deposit ratio	76%	73%	74%
Customer loan: deposit ratio3	64%	62%	62%

1	Refer to pages 58 to 64 for further information on how capital, RWAs and leverage are calculated.
2
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

3
From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Group Finance Director’s Review

Q326 YTD Group performance

●	Barclays delivered a profit before tax of £8,388m (Q325 YTD: £7,280m), RoTE of 13.8% (Q325 YTD: 12.3%) and EPS of 43.0p (Q325 YTD: 35.1p)
●
The Group has a diverse income profile across businesses and geographies. The 2% year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●
Group income increased 8% to £23,866m, as continued structural hedge momentum, higher income in Global Markets and Investment Banking fees and the c.£225m gain from the sale of the American Airlines portfolio (AA portfolio), were partially offset by retail deposits dynamics and net losses on fair value lending and cost of hedging in the IB

●	Group total operating expenses increased to £13,625m (Q325 YTD: £13,087m)
-
Group operating costs increased 6% to £13,438m, reflecting business growth (including higher performance costs reflecting higher income), inflation, and further investment spend (including the Best Egg acquisition and higher SCAs), partially offset by c.£550m of cost efficiency savings and foreign exchange movements

-
Litigation and conduct charges of £92m (Q325 YTD: £342m) primarily reflected a £105m increase in the provision for the UK Financial Conduct Authority (FCA) motor finance redress scheme in Q126. Q325 YTD included a £235m charge for motor finance redress

●
Credit impairment charges increased to £1,897m (Q325 YTD: £1,744m), primarily driven by higher single name charges year-on-year in IB. Total coverage ratio remained stable at 1.2% (December 2025: 1.2%)

●	The effective tax rate (ETR) was 21.4% (Q325 YTD: 21.1%)
●	Attributable profit was £5,837m (Q325 YTD: £4,980m)
●	Total assets increased to £1,737.6bn (December 2025: £1,544.2bn) driven by higher trading activity in Global Markets, higher lending across the Group, and growth in the liquidity pool
●
Tangible net asset value (TNAV) per share was broadly stable at 410p (December 2025: 409p) as EPS of 43.0p was partially offset by a 24p reduction from the cash flow hedge reserve and a 15p net reduction from the impact of share buybacks and dividends paid during Q326 YTD

Group capital and leverage

●
The CET1 ratio remained broadly stable at 14.2% (December 2025: 14.3%). Taking into account the impact of the £500m share buyback announced today, the CET1 ratio as of 30 September 2026 would be reduced to 14.0%

●	Excluding the marginal increase in the CET1 ratio from the Q226 USCB sale of the AA portfolio and acquisition of Best Egg, other significant movements were:
	-	150bps increase from attributable profit
-
108bps decrease driven by shareholder distributions including the now completed £1.5bn total share buybacks announced with FY25 and Q126 results, the ongoing £1.0bn share buyback announced with Q226 results, and the accrual for the FY26 dividend

	-	58bps decrease due to a £14.9bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by lending growth in UK businesses and higher activity in IB
	-	A £0.2bn increase in CET1 capital due to an increase in the currency translation reserve was offset by a £1.3bn increase in RWAs as a result of foreign exchange movements
●
The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) primarily driven by a £96.7bn increase in leverage exposure to £1,344.0bn (December 2025: £1,247.3bn), partially offset by a £1.8bn increase in Tier 1 capital. The increase in leverage exposure was driven by higher trading activity in Global Markets and increased lending across the Group

Group funding and liquidity

●	The liquidity metrics remain above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●	The liquidity pool was £372.2bn, an increase of £34.3bn from December 2025. The increase in the liquidity pool was driven by deposit growth across businesses and increased wholesale funding
●	The average1 liquidity coverage ratio (LCR) was 157.0% (December 2025: 170.0%), equivalent to a surplus of £118.4bn (December 2025: £131.2bn)
●	Total deposits increased to £599.3bn (December 2025: £585.6bn), primarily driven by growth in the International Corporate Bank (ICB)
●	The average2 Net Stable Funding Ratio (NSFR) was 135.8% (December 2025: 135.2%), which represents a £173.5bn surplus (December 2025: £166.3bn) above the 100% regulatory requirement
●	Wholesale funding outstanding, excluding repurchase agreements, was £229.5bn (December 2025: £220.1bn)
●
The Group issued £9.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company), completing the targeted 2026 MREL issuance plan within H126. The Group has a strong MREL position with a ratio of 35.2%, which is in excess of the regulatory requirement of 30.5% excluding any applicable confidential institution specific Prudential Regulation Authority (PRA) buffer. The Group remains above its minimum capital regulatory requirements and applicable buffers

1	Represents average of the last 12 spot month end ratios.
2	Represents average of the last four spot quarter end ratios.

Other matters

●
Motor finance commission arrangements: In Q126, the FCA published its final rules for an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker. Barclays holds a Motor Finance provision of £430m as at Q326 (H126: £430m). In Q326, the Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA’s final rules. The legal challenges are to be heard by the Upper Tribunal in Q127. These challenges will delay and may otherwise affect the implementation of the redress scheme although the FCA has indicated a willingness to consider how, despite such challenges, firms may be able to pay redress in line with its proposed scheme to certain cohorts of eligible customers in advance of the Upper Tribunal hearing. Barclays is considering this option, which would be within the scope of its existing provision estimate. Given the legal challenges, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, remain uncertain

●	USCB changes in Q226:
-
American Airlines co-branded credit card portfolio exit: On 24 April 2026 Barclays exited its American Airlines co-branded credit card partnership, releasing £3.6bn of RWAs and generating a gain on sale of c.£225m

-
Best Egg acquisition: On 1 May 2026, Barclays completed the acquisition of Best Egg for c.£0.6bn1, comprising         c.£0.5bn goodwill and intangibles, and c.£0.1bn of net financial assets. Best Egg is a leading US direct-to-consumer personal loan origination platform focused on prime borrowers

●
GoHenry acquisition: On 1 October 2026, Barclays Bank UK PLC completed the acquisition of GoHenry, a money management platform for children and young people in the UK. The transaction is expected to marginally reduce the Group's CET1 ratio

●
One Churchill Place: On 30 June 2026 Barclays announced it had acquired a 999-year leasehold interest in its global headquarters at One Churchill Place, London. The transaction secures Barclays’ control in its global headquarters, while providing greater certainty over long-term occupancy costs. The transaction values the acquired leasehold interest at £750m and is broadly neutral to the Group’s CET1 ratio and earnings

Anna Cross, Group Finance Director

1	Subject to customary post-completion purchase price adjustments.

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	6,059	5,638	7	2,073	1,961	6
Net fee, commission and other income	807	808	—	276	292	(5)
Total income	6,866	6,446	7	2,349	2,253	4
Operating costs	(3,642)	(3,472)	(5)	(1,274)	(1,189)	(7)
UK regulatory levies	(49)	(44)	(11)	(5)	(1)
Litigation and conduct	8	(37)		8	(8)
Total operating expenses	(3,683)	(3,553)	(4)	(1,271)	(1,198)	(6)
Other net income	—	—	—	—	—	—
Profit before impairment	3,183	2,893	10	1,078	1,055	2
Credit impairment charges	(461)	(339)	(36)	(123)	(102)	(21)
Profit before tax	2,722	2,554	7	955	953	—
Attributable profit	1,880	1,737	8	666	647	3

Performance measures
Return on average allocated tangible equity	20.4%	19.6%		21.2%	21.8%
Average allocated tangible equity (£bn)	12.3	11.8		12.6	11.9
Cost: income ratio	54%	55%		54%	53%
Loan loss rate (bps)	25	20		20	18
Net interest margin	3.70%	3.59%		3.69%	3.68%

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost1	243.3	231.9	230.9
Loans and advances to customers at amortised cost	225.3	216.5	213.4
Total assets	306.6	299.6	300.2
Customer deposits at amortised cost	246.1	244.6	241.5
Loan: deposit ratio	98%	94%	95%
Customer loan: deposit ratio2	92%	89%	88%
Risk weighted assets	90.6	85.8	86.7
Period end allocated tangible equity	12.6	11.8	11.9

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

2
From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Retail Banking	5,221	4,880	7	1,785	1,708	5
Business Banking	1,645	1,566	5	564	545	3
Total income	6,866	6,446	7	2,349	2,253	4

Analysis of credit impairment (charges)/releases
Retail Banking	(479)	(302)	(59)	(135)	(98)	(38)
Business Banking	18	(37)		12	(4)
Total credit impairment charges	(461)	(339)	(36)	(123)	(102)	(21)

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking	207.7	198.6	195.2
Business Banking	17.6	17.9	18.2
Total loans and advances to customers at amortised cost	225.3	216.5	213.4

Analysis of customer deposits at amortised cost
Retail Banking	195.2	192.7	189.3
Business Banking	50.9	51.9	52.2
Total customer deposits at amortised cost	246.1	244.6	241.5

Barclays UK

UK retail banking division, trusted by over 20 million customers. Includes Business Banking, serving small-to-medium sized enterprises (SMEs) with less than £6.5m in annual revenue. Key business updates include:
●	Completed the acquisition of GoHenry on 1 October 2026, extending our ability to support children, young people and families through money management and financial education services
●	Launched the new Barclays Mobile Banking app in Q326, providing a more personalised digital banking experience and supporting customers across a broad range of banking needs

Barclays UK delivered a RoTE of 20.4% (Q325 YTD: 19.6%) supported by stability of deposits delivering robust income, and underpinned by strong asset quality.

Income statement - Q326 YTD compared to Q325 YTD
●	Profit before tax increased 7% to £2,722m
●
Total income increased 7% to £6,866m. NII increased 7% to £6,059m, as higher structural hedge income and lending growth was partially offset by retail deposit dynamics and mortgage margin compression. Net fee, commission and other income remained stable at £807m

●
Total operating expenses increased 4% to £3,683m, driven by £158m SCAs taken year-to-date and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio

●
Credit impairment charges were £461m (Q325 YTD: £339m), reflecting stable underlying credit performance. Total charges are higher than those in Q325 YTD, which benefitted from a recalibration adjustment in the Retail credit cards portfolio to reflect resilient customer behaviour. Retail credit cards 30 and 90 day arrears rates were 0.9% (Q325: 0.7%) and 0.3% (Q325: 0.2%) respectively. The Retail credit cards total coverage ratio was 4.3% (December 2025: 4.3%)

Balance sheet - 30 September 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost increased £8.8bn to £225.3bn, primarily driven by growth in mortgages, partially offset by the impact of securitisations
●	Customer deposits at amortised cost increased by £1.5bn to £246.1bn, driven by an increase in Retail Banking deposits. The customer loan: deposit ratio1 increased to 92% (December 2025: 89%)
●	RWAs increased to £90.6bn (December 2025: £85.8bn), primarily due to growth in mortgages, partially offset by the securitisation of credit risk assets

1
From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Barclays UK Corporate Bank	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,244	1,084	15	437	383	14
Net fee, commission and other income	417	441	(5)	136	139	(2)
Total income	1,661	1,525	9	573	522	10
Operating costs	(744)	(717)	(4)	(256)	(243)	(5)
UK regulatory levies	(17)	(15)	(13)	(2)	9
Litigation and conduct	—	(39)		—	—
Total operating expenses	(761)	(771)	1	(258)	(234)	(10)
Other net income	—	—	—	—	—	—
Profit before impairment	900	754	19	315	288	9
Credit impairment charges	(21)	(36)	42	(2)	(5)	60
Profit before tax	879	718	22	313	283	11
Attributable profit	606	480	26	218	196	11

Performance measures
Return on average allocated tangible equity	21.6%	18.8%		23.5%	22.8%
Average allocated tangible equity (£bn)	3.7	3.4		3.7	3.4
Cost: income ratio	46%	51%		45%	45%
Loan loss rate (bps)	8	16		2	7

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost1	33.2	30.2	29.2
Loans and advances to customers at amortised cost	33.0	30.0	29.0
Deposits at amortised cost	87.2	88.7	86.7
Customer loan: deposit ratio2	38%	34%	33%
Risk weighted assets	27.5	26.5	25.2
Period end allocated tangible equity	3.8	3.7	3.4

	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	276	260	6	91	90	1
Transaction banking	1,385	1,265	9	482	432	12
Total income	1,661	1,525	9	573	522	10

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

2
From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Barclays UK Corporate Bank

UKCB offers corporate lending and transaction banking services to clients with annual revenue greater than £6.5m through to FTSE 350 companies. Trusted banking partner to approximately 13,000 clients1 with an average client relationship of 19 years1. Key business updates include:
●
Completed the roll out of iPortal to all clients, providing easier access to Barclays' banking services through a single digital platform. Adoption reached c.45%, and is expected to reach 100% by year-end, supporting broader use of Barclays' lending, transaction banking and risk management services

UKCB delivered a RoTE of 21.6% (Q325 YTD: 18.8%), reflecting increased income from higher average deposit and lending balances, and positive operating jaws.

Income statement - Q326 YTD compared to Q325 YTD
●	Profit before tax increased 22% to £879m
●
Total income increased 9% to £1,661m, NII increased 15% to £1,244m, driven by structural hedge income benefit, and higher average deposit and lending balances. Net fee, commission and other income decreased 5% to £417m, driven by lower liquidity pool income

●
Total operating expenses decreased 1% to £761m, reflecting the non-repeat of prior year litigation and conduct charges, partially offset by higher investment spend to support business growth and efficiency strategy, with ongoing efficiency savings offsetting inflationary headwinds

●	Credit impairment charges were £21m (Q325 YTD: £36m), reflecting stable underlying credit performance

Balance sheet - 30 September 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost increased to £33.0bn (December 2025: £30.0bn), reflecting continued execution of our lending growth strategy
●	Deposits at amortised cost decreased to £87.2bn (December 2025: £88.7bn), largely reflecting corporate liquidity environment
●	RWAs increased to £27.5bn (December 2025: £26.5bn), reflecting higher client lending limits and growth in lending balances

1	As at 31st August 2026

Barclays Private Bank and Wealth Management	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	643	597	8	223	190	17
Net fee, commission and other income	439	435	1	146	145	1
Total income	1,082	1,032	5	369	335	10
Operating costs	(810)	(715)	(13)	(289)	(243)	(19)
UK regulatory levies	(4)	(3)	(33)	(1)	(1)
Litigation and conduct	4	1		4	1
Total operating expenses	(810)	(717)	(13)	(286)	(243)	(18)
Other net income	—	—	—	—	—	—
Profit before impairment	272	315	(14)	83	92	(10)
Credit impairment (charges)/ releases	(8)	10		(5)	(1)
Profit before tax	264	325	(19)	78	91	(14)
Attributable profit	216	256	(16)	68	72	(6)

Performance measures
Return on average allocated tangible equity	25.4%	30.9%		23.8%	26.4%
Average allocated tangible equity (£bn)	1.1	1.1		1.1	1.1
Cost: income ratio	75%	69%		78%	73%
Loan loss rate (bps)	7	(9)		12	3

Key facts	£bn	£bn		£bn	£bn
Net new assets under management1	2.5	2.6		0.6	0.7

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost2	16.4	15.1	15.2
Loans and advances to customers at amortised cost	16.1	14.7	14.9
Deposits at amortised cost	74.4	72.0	70.6
Risk weighted assets	8.1	8.0	7.9
Period end allocated tangible equity	1.1	1.1	1.1

Invested assets3	143.2	140.6	135.7
Of which:
Assets under management1	56.5	52.9	51.3
Assets under supervision1	86.7	87.7	84.4
Client assets and liabilities4	234.0	227.6	221.5

1	Refer to page 47 for further information on net new assets under management, assets under management and assets under supervision.
2
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

3
Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.

4	Client assets and liabilities refers to deposits, lending and invested assets.

Barclays Private Bank and Wealth Management

Serving clients across the UK wealth continuum and internationally in the wealth corridors between the UK, Europe, Middle East and Asia through an established brand with a full private bank offering. Key business updates include:
●	Launched booking centre in Singapore in Q326, combining local booking capabilities with access to Barclays’ global offering across private banking, lending, investments and wealth planning
●	Launched Planning and Advice service and removed Direct Investing customer fees in Q226, reflecting continued focus on enhancing client offering and supporting long-term growth

PBWM delivered a RoTE of 25.4% (Q325 YTD: 30.9%), reflecting higher costs from ongoing investment to support future growth and efficiency strategy, and a higher impairment charge.

Income statement - Q326 YTD compared to Q325 YTD
●	Profit before tax decreased 19% to £264m
●
Total income increased 5% to £1,082m, driven by higher NII from growth in deposit balances, partially offset by deposit mix, and higher net fee, commission and other income from growth in assets under management and client transactional activity

●	Total operating expenses increased 13% to £810m, reflecting ongoing investment to support business growth and efficiency strategy, and inflationary headwinds, partially offset by efficiency savings

Balance sheet - 30 September 2026 compared to 31 December 2025
●	Client assets and liabilities increased £6.4bn to £234.0bn, driven by net new inflow of deposits, loans and invested assets and market movements, partly offset by adverse foreign exchange impact
●	RWAs were stable at £8.1bn (December 2025: £8.0bn)

Barclays Investment Bank	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,187	978	21	393	347	13
Net trading income	6,209	5,903	5	1,580	1,581	—
Net fee, commission and other income	3,719	3,382	10	1,156	1,155	—
Total income	11,115	10,263	8	3,129	3,083	1
Operating costs	(6,389)	(6,003)	(6)	(2,083)	(2,010)	(4)
UK regulatory levies	(25)	(22)	(14)	(3)	5
Litigation and conduct	2	(20)		—	(9)
Total operating expenses	(6,412)	(6,045)	(6)	(2,086)	(2,014)	(4)
Other net income	—	—	—	—	—	—
Profit before impairment	4,703	4,218	11	1,043	1,069	(2)
Credit impairment charges	(356)	(283)	(26)	(33)	(144)	77
Profit before tax	4,347	3,935	10	1,010	925	9
Attributable profit	3,035	2,798	8	720	723	—

Performance measures
Return on average allocated tangible equity	13.5%	12.9%		9.5%	10.1%
Average allocated tangible equity (£bn)	30.0	29.0		30.4	28.6
Income over average risk weighted assets	7.3%	6.9%		6.1%	6.3%
Cost: income ratio	58%	59%		67%	65%
Loan loss rate (bps)	34	29		9	44

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost1	139.6	131.0	129.8
Loans and advances to customers at amortised cost	76.4	70.0	68.6
Loans and advances to banks at amortised cost	9.7	7.4	7.5
Debt securities at amortised cost	52.8	52.9	53.0
Loans and advances at amortised cost	138.9	130.3	129.1
Trading portfolio assets	212.8	189.5	191.3
Financial assets at fair value through the income statement	198.7	183.6	263.8
Derivative financial instrument assets	308.0	251.5	222.8
Cash collateral and settlement balances	172.2	121.6	152.1

Deposits at amortised cost	166.4	156.1	152.8
Derivative financial instrument liabilities	298.2	240.6	252.0

Risk weighted assets	206.1	196.7	199.1
Period end allocated tangible equity	30.1	28.9	29.1

	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,199	4,405	(5)	1,012	1,256	(19)
Equities	3,387	2,522	34	1,010	689	47
Global Markets	7,586	6,927	10	2,022	1,945	4
Advisory	665	462	44	222	196	13
Equity capital markets	336	222	51	87	71	23
Debt capital markets	1,156	1,174	(2)	347	379	(8)
Banking fees and underwriting	2,157	1,858	16	656	646	2
Corporate lending	40	220	(82)	(13)	68
Transaction banking	1,332	1,258	6	464	424	9
International Corporate Bank	1,372	1,478	(7)	451	492	(8)
Investment Banking	3,529	3,336	6	1,107	1,138	(3)
Total income	11,115	10,263	8	3,129	3,083	1

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays Investment Bank

Leading Global Markets business and Investment Banking franchises operating at scale in the UK and US, including the International Corporate Bank (FTSE 350 clients and larger). Global Markets represents around two-thirds of the total Investment Bank income, while Investment Banking generates around two-thirds of fees in the US.

IB delivered a RoTE of 13.5% (Q325 YTD: 12.9%), driven by higher Global Markets income, Investment Banking fees and underwriting income, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity.

Income statement - Q326 YTD compared to Q325 YTD
●	Profit before tax increased to £4,347m (Q325 YTD: £3,935m)
●
IB has a diverse income profile across businesses and geographies. The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses

Total income increased 8% to £11,115m, including the adverse impact of strengthening average GBP against USD
	-	Global Markets income increased 10% to £7,586m, driven by increased income in Equities
-
FICC income was 5% lower at £4,199m, versus a strong prior year performance, reflecting lower client activity, in rates and credit into the second half of Q326, and further adversity in September due to the macroeconomic environment

		-	Equities income increased 34% to £3,387m, reflecting strategic growth in Prime Financing balances, and Equity Derivatives
	-	Investment Banking income increased 6% to £3,529m
		-	Banking fees and underwriting income increased 16% to £2,157m, primarily driven by Advisory and Equity Capital Markets, up 44% and 51% respectively, partially offset by Debt Capital Markets
-
ICB income decreased 7% to £1,372m. Transaction banking income increased 6% to £1,332m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix. Corporate lending income decreased to £40m, due to net losses on fair value lending and cost of hedging (c.£170m)1

●
Total operating expenses increased to £6,412m (Q325 YTD: £6,045m), driven by higher performance costs, including MRT adjustments and SCAs, partially offset by efficiency savings and the impact of strengthening average GBP against USD

●	Credit impairment charges were £356m (Q325 YTD: £283m), primarily driven by higher single name charges year-on-year

Balance sheet - 30 September 2026 compared to 31 December 2025
●	Profit before tax increased to £4,347m (Q325 YTD: £3,935m)
●	Loans and advances at amortised cost increased to £138.9bn (December 2025: £130.3bn), driven by increased lending across Global Markets and Banking
●	Trading portfolio assets increased to £212.8bn (December 2025: £189.5bn), driven by increased trading activity to facilitate client demand in Global Markets
●	Financial assets at fair value through the income statement increased to £198.7bn (December 2025: £183.6bn), driven by increased secured lending in Global Markets
●
Derivative financial instrument assets increased to £308.0bn (December 2025: £251.5bn) and liabilities increased to £298.2bn (December 2025: £240.6bn), reflecting an increase in client activity and mark-to-market in interest rate and equity derivatives

●	Deposits at amortised cost increased to £166.4bn (December 2025: £156.1bn), driven by growth in deposits primarily in ICB

1	Q326 YTD included c.£105m of fair value losses on lending and cost of hedges. Q325 YTD included c.£65m of fair value gains on lending and cost of hedging.

Barclays US Consumer Bank	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,304	2,044	13	749	726	3
Net fee, commission and other income	743	584	27	179	215	(17)
Total income	3,047	2,628	16	928	941	(1)
Operating costs	(1,281)	(1,210)	(6)	(459)	(407)	(13)
UK regulatory levies	—	—		—	—
Litigation and conduct	(5)	(3)	(67)	(3)	—
Total operating expenses	(1,286)	(1,213)	(6)	(462)	(407)	(14)
Other net income	—	—		—	—
Profit before impairment	1,761	1,415	24	466	534	(13)
Credit impairment charges	(1,053)	(1,090)	3	(340)	(379)	10
Profit before tax	708	325		126	155	(19)
Attributable profit	521	246		92	118	(22)

Performance measures
Return on average allocated tangible equity1	19.9%	9.4%		10.9%	13.5%
Average allocated tangible equity (£bn)	3.5	3.5		3.4	3.5
Cost: income ratio	42%	46%		50%	43%
Loan loss rate (bps)2	552	489		529	505
Net interest margin	13.20%	10.96%		13.74%	11.50%

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost3	25.5	30.6	29.8
Loans and advances to customers at amortised cost	22.3	21.1	20.0
Deposits at amortised cost	25.1	24.2	23.7
Risk weighted assets	24.3	27.4	25.8
Period end allocated tangible equity	3.3	3.8	3.5

1
Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income), from the AA portfolio exit, was 13.6% for Q326 YTD, as a result of an adjusted attributable profit of £357m.

2	Q325 YTD and Q325 LLR include held for sale portfolios to remain consistent with the treatment of impairment.
3
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays US Consumer Bank

A US co-branded credit card issuer and financial services partner to 23 million customers, with a direct-to-consumer loan origination platform in Best Egg and strong online retail deposit offering. Key business updates include:
●
Completed the American Airlines portfolio exit and the acquisition of Best Egg in Q226, strengthening our multi-product digital-only US Consumer Bank and increasing our ability to serve a wider range of customer borrowing needs

●
Announced a strategic partnership with Samsung in Q226 under which Barclays is the contracted provider for a range of financial products through Samsung's digital wallet ecosystem, extending access to customers through digital channels

USCB delivered a RoTE of 19.9% (Q325 YTD: 9.4%), reflecting a c.£225m Q226 gain on sale from the AA portfolio exit, continued operational progress, with increased income from business growth, higher net interest margin and positive operating jaws. Excluding the gain on sale of c.£225m (resulting in an adjusted attributable profit of £357m), the Q326 YTD RoTE was 13.6%.

Income statement - Q326 YTD compared to Q325 YTD
●	Profit before tax increased to £708m (Q325 YTD: £325m)
●	The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
●
Total income increased 16% to £3,047m, including the adverse impact of the strengthening of average GBP against USD. NII increased 13% to £2,304m including business growth, repricing initiatives and change in portfolio mix. Net fee, commission and other income increased 27% to £743m driven by the gain on sale from the AA portfolio, and the Best Egg acquisition

●
Total operating expenses increased 6% to £1,286m, driven by the acquisitions of Best Egg and the GM portfolio, business growth and inflationary headwinds, partially offset by lower partner related expenses, ongoing efficiency savings and the strengthening of average GBP against USD

●
Credit impairment charges were £1,053m (Q325 YTD: £1,090m), reflecting broadly stable underlying credit performance, the impact from the Best Egg acquisition and other portfolio changes. US cards 30 and 90 day arrears rates were stable at 2.9% (Q325: 2.9%) and 1.5% (Q325: 1.5%) respectively. The USCB total coverage ratio was 10.8% (December 2025: 11.1%

Balance sheet - 30 September 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost were £22.3bn (December 2025: £21.1bn)
●	Deposits at amortised cost increased to £25.1bn (December 2025: £24.2bn), with growth in retail savings which is in line with USCB's strategy to grow core deposits
●	RWAs decreased to £24.3bn (December 2025: £27.4bn), driven by a net £3.2bn reduction relating to the AA portfolio sale and Best Egg acquisition

Head Office	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	131	426	(69)	35	138	(75)
Net fee, commission and other income	(36)	(257)	86	(18)	(105)	83
Total income	95	169	(44)	17	33	(48)
Operating costs	(572)	(544)	(5)	(204)	(162)	(26)
UK regulatory levies	—	—		—	—
Litigation and conduct	(101)	(244)	59	7	(239)
Total operating expenses	(673)	(788)	15	(197)	(401)	51
Other net income	44	48	(8)	20	39	(49)
Loss before impairment	(534)	(571)	6	(160)	(329)	51
Credit impairment releases/(charges)	2	(6)		—	(1)
Loss before tax	(532)	(577)	8	(160)	(330)	52
Attributable loss	(421)	(537)	22	(118)	(299)	61

Performance measures
Average allocated tangible equity (£bn)	6.0	5.3		5.1	6.6

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	13.2	12.3	12.7
Period end allocated tangible equity	4.0	7.5	5.8

Income statement - Q326 YTD compared to Q325 YTD
●	Loss before tax was £532m (Q325 YTD: £577m)
●	Total income decreased to £95m (Q325 YTD: £169m), driven by hedge accounting, including a c.£30m loss in Q326, and the impact of the disposal of the German consumer finance business in Q125
●	Total operating expenses decreased to £673m (Q325 YTD: £788m), given Q326 YTD included a £105m charge for FCA motor finance redress. Q325 YTD included a £235m charge for FCA motor finance redress

Balance sheet - 30 September 2026 compared to 31 December 2025
●	RWAs increased to £13.2bn (December 2025: £12.3bn), including the net impact of the acquisition of the long-term leasehold interest in One Churchill Place

Quarterly Results Summary

Barclays Group
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,910	3,921	3,737	3,734	3,745	3,505	3,517	3,500
Net fee, commission and other income	3,455	4,417	4,426	3,343	3,422	3,682	4,192	3,464
Total income	7,365	8,338	8,163	7,077	7,167	7,187	7,709	6,964
Operating costs	(4,565)	(4,514)	(4,359)	(4,379)	(4,254)	(4,149)	(4,258)	(4,244)
UK regulatory levies	(11)	—	(84)	(229)	12	—	(96)	(227)
Litigation and conduct	16	(4)	(104)	(50)	(255)	(76)	(11)	(121)
Total operating expenses	(4,560)	(4,518)	(4,547)	(4,658)	(4,497)	(4,225)	(4,365)	(4,592)
Other net income/(expenses)	20	3	21	(25)	39	(9)	18	—
Profit before impairment	2,825	3,823	3,637	2,394	2,709	2,953	3,362	2,372
Credit impairment charges	(503)	(571)	(823)	(535)	(632)	(469)	(643)	(711)
Profit before tax	2,322	3,252	2,814	1,859	2,077	2,484	2,719	1,661
Tax charges	(422)	(731)	(638)	(388)	(365)	(552)	(621)	(448)
Profit after tax	1,900	2,521	2,176	1,471	1,712	1,932	2,098	1,213
Non-controlling interests	—	(19)	—	(18)	—	(21)	(2)	(20)
Other equity instrument holders	(254)	(243)	(244)	(258)	(255)	(252)	(232)	(228)
Attributable profit	1,646	2,259	1,932	1,195	1,457	1,659	1,864	965

Performance measures
Return on average tangible shareholders' equity	11.7%	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%
Average tangible shareholders' equity (£bn)	56.4	56.1	57.2	56.5	55.1	53.9	53.1	51.5
Cost: income ratio	62%	54%	56%	66%	63%	59%	57%	66%
Loan loss rate (bps)	43	51	74	48	57	44	61	66
Basic earnings per ordinary share	12.3p	16.7p	14.1p	8.6p	10.4p	11.7p	13.0p	6.7p
Basic weighted average number of shares (m)	13,426	13,565	13,727	13,883	14,045	14,211	14,314	14,432
Period end number of shares (m)	13,379	13,507	13,737	13,867	13,996	14,180	14,336	14,420
Period end tangible shareholders' equity (£bn)	54.8	57.2	55.6	56.8	54.9	54.5	53.4	51.5

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost2	459.8	450.4	449.9	441.3	437.5	428.4	430.4	429.6

Loans and advances to customers at amortised cost	373.1	359.3	358.3	352.8	346.4	339.2	338.6	337.9
Loans and advances to banks at amortised cost	10.5	12.0	12.0	8.7	9.4	8.7	9.4	8.3
Debt securities at amortised cost	70.8	73.5	68.3	68.5	70.7	69.9	71.4	68.2
Loans and advances at amortised cost	454.5	444.8	438.6	430.0	426.5	417.8	419.4	414.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%
Total assets	1,737.6	1,730.4	1,694.8	1,544.2	1,629.2	1,598.7	1,593.5	1,518.2
Deposits at amortised cost	599.3	594.4	587.6	585.6	575.3	564.5	574.3	560.7
Tangible net asset value per share	410p	423p	405p	409p	392p	384p	372p	357p
Common equity tier 1 ratio	14.2%	14.3%	14.1%	14.3%	14.1%	14.0%	13.9%	13.6%
Common equity tier 1 capital	52.4	52.2	51.2	51.1	50.3	49.5	48.8	48.6
Risk weighted assets	369.8	364.8	364.5	356.8	357.4	353.0	351.3	358.1
UK leverage ratio	4.9%	4.9%	4.8%	5.1%	4.9%	5.0%	5.0%	5.0%
UK leverage exposure	1,344.0	1,345.6	1,321.3	1,247.3	1,285.3	1,259.8	1,252.8	1,206.5

Funding and liquidity
Group liquidity pool (£bn)	372.2	346.7	326.1	337.8	332.9	333.7	336.3	296.9
Liquidity coverage ratio3	157.0%	157.7%	165.4%	170.0%	174.6%	177.7%	175.3%	172.4%
Net stable funding ratio	135.8%	135.8%	135.4%	135.2%	135.3%	135.6%	136.2%	134.9%
Loan: deposit ratio	76%	75%	75%	73%	74%	74%	73%	74%
Customer loan: deposit ratio4	64%	63%	63%	62%	62%	62%	61%	62%

1	Refer to pages 58 to 64 for further information on how capital, RWAs and leverage are calculated.
2
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

3	Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the LCR.
4
From Q326, the customer loan to deposit ratio has been introduced, calculated as customer loans divided by customer deposits, to provide a customer lending-focused funding metric and improve comparability with peers.

Quarterly Results by Business

Barclays UK
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q4241
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,073	2,000	1,986	2,015	1,961	1,855	1,822	1,815
Net fee, commission and other income	276	259	272	247	292	264	252	800
Total income	2,349	2,259	2,258	2,262	2,253	2,119	2,074	2,615
Operating costs	(1,274)	(1,194)	(1,174)	(1,274)	(1,189)	(1,168)	(1,115)	(1,170)
UK regulatory levies	(5)	—	(44)	(41)	(1)	—	(43)	(36)
Litigation and conduct	8	(1)	1	(14)	(8)	(27)	(2)	(9)
Total operating expenses	(1,271)	(1,195)	(1,217)	(1,329)	(1,198)	(1,195)	(1,160)	(1,215)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,078	1,064	1,041	933	1,055	924	914	1,400
Credit impairment charges	(123)	(160)	(178)	(74)	(102)	(79)	(158)	(283)
Profit before tax	955	904	863	859	953	845	756	1,117
Attributable profit	666	623	591	706	647	580	510	781

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost2	243.3	239.8	233.6	231.9	230.9	228.5	227.5	227.5
Loans and advances to customers at amortised cost	225.3	220.8	217.8	216.5	213.4	211.2	209.6	207.7
Customer deposits at amortised cost	246.1	245.6	243.9	244.6	241.5	241.3	243.1	244.2
Loan: deposit ratio	98%	97%	95%	94%	95%	94%	93%	92%
Customer loan: deposit ratio3	92%	90%	89%	89%	88%	87%	86%	85%
Risk weighted assets	90.6	89.0	87.5	85.8	86.7	86.1	85.0	84.5
Period end allocated tangible equity	12.6	12.4	12.0	11.8	11.9	11.8	11.8	11.6

Performance measures
Return on average allocated tangible equity	21.2%	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%
Average allocated tangible equity (£bn)	12.6	12.2	12.0	11.9	11.9	11.8	11.7	11.2
Cost: income ratio	54%	53%	54%	59%	53%	56%	56%	46%
Loan loss rate (bps)	20	27	31	13	18	14	28	49
Net interest margin	3.69%	3.68%	3.72%	3.72%	3.68%	3.55%	3.55%	3.53%

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.
2
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

3
From Q326, the customer loan to deposit ratio has been introduced, calculated as customer loans divided by customer deposits, to provide a customer lending-focused funding metric and improve comparability with peers.

Analysis of Barclays UK	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q4241
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	1,785	1,711	1,725	1,702	1,708	1,599	1,573	2,078
Business Banking	564	548	533	560	545	520	501	537
Total income	2,349	2,259	2,258	2,262	2,253	2,119	2,074	2,615

Analysis of credit impairment (charges)/releases
Retail Banking	(135)	(165)	(179)	(72)	(98)	(59)	(145)	(279)
Business Banking	12	5	1	(2)	(4)	(20)	(13)	(4)
Total credit impairment charges	(123)	(160)	(178)	(74)	(102)	(79)	(158)	(283)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	207.7	203.1	200.1	198.6	195.2	192.4	190.4	188.0
Business Banking	17.6	17.7	17.7	17.9	18.2	18.8	19.2	19.7
Total loans and advances to customers at amortised cost	225.3	220.8	217.8	216.5	213.4	211.2	209.6	207.7

Analysis of customer deposits at amortised cost
Retail Banking	195.2	194.5	193.1	192.7	189.3	189.3	190.8	191.4
Business Banking	50.9	51.1	50.8	51.9	52.2	52.0	52.3	52.8
Total customer deposits at amortised cost	246.1	245.6	243.9	244.6	241.5	241.3	243.1	244.2

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays UK Corporate Bank
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	437	413	394	396	383	359	342	324
Net fee, commission and other income	136	145	136	143	139	160	142	134
Total income	573	558	530	539	522	519	484	458
Operating costs	(256)	(249)	(239)	(272)	(243)	(240)	(234)	(250)
UK regulatory levies	(2)	—	(15)	(14)	9	—	(24)	(14)
Litigation and conduct	—	—	—	—	—	(39)	—	(1)
Total operating expenses	(258)	(249)	(254)	(286)	(234)	(279)	(258)	(265)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	315	309	276	253	288	240	226	193
Credit impairment charges	(2)	(16)	(3)	(1)	(5)	(12)	(19)	(40)
Profit before tax	313	293	273	252	283	228	207	153
Attributable profit	218	201	187	168	196	142	142	98

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost1	33.2	31.4	31.0	30.2	29.2	28.2	27.0	25.8
Loans and advances to customers at amortised cost	33.0	31.3	30.8	30.0	29.0	27.9	26.7	25.4
Deposits at amortised cost	87.2	89.1	88.0	88.7	86.7	85.3	85.3	83.1
Customer loan: deposit ratio2	38%	35%	35%	34%	33%	33%	31%	31%
Risk weighted assets	27.5	26.6	27.3	26.5	25.2	25.3	24.2	23.9
Period end allocated tangible equity	3.8	3.7	3.7	3.7	3.4	3.5	3.4	3.3

Performance measures
Return on average allocated tangible equity	23.5%	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%
Average allocated tangible equity (£bn)	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2
Cost: income ratio	45%	45%	48%	53%	45%	54%	53%	58%
Loan loss rate (bps)	2	20	4	1	7	17	28	62

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	91	96	89	97	90	90	80	71
Transaction banking	482	462	441	442	432	429	404	387
Total income	573	558	530	539	522	519	484	458

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

2
From Q326, the customer loan to deposit ratio has been introduced, calculated as customer loans divided by customer deposits, to provide a customer lending-focused funding metric and improve comparability with peers.

Barclays Private Bank and Wealth Management
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	223	216	204	202	190	203	204	216
Net fee, commission and other income	146	150	143	146	145	145	145	135
Total income	369	366	347	348	335	348	349	351
Operating costs	(289)	(267)	(254)	(279)	(243)	(238)	(234)	(255)
UK regulatory levies	(1)	—	(3)	(7)	(1)	—	(2)	(7)
Litigation and conduct	4	—	—	(10)	1	—	—	(1)
Total operating expenses	(286)	(267)	(257)	(296)	(243)	(238)	(236)	(263)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	83	99	90	52	92	110	113	88
Credit impairment (charges)/releases	(5)	(5)	2	(2)	(1)	2	9	(2)
Profit before tax	78	94	92	50	91	112	122	86
Attributable profit	68	75	73	35	72	88	96	63

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost1	16.4	15.1	15.1	15.1	15.2	14.8	14.8	14.7
Loans and advances to customers at amortised cost	16.1	14.8	14.7	14.7	14.9	14.5	14.5	14.5
Deposits at amortised cost	74.4	72.7	73.3	72.0	70.6	66.7	73.1	69.5
Risk weighted assets	8.1	8.0	8.2	8.0	7.9	7.9	8.0	7.9
Period end allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Client assets and liabilities2	234.0	230.2	223.8	227.6	221.5	213.4	212.4	208.9

Performance measures
Return on average allocated tangible equity	23.8%	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Cost: income ratio	78%	73%	74%	85%	73%	68%	68%	75%
Loan loss rate (bps)	12	13	(6)	5	3	(5)	(25)	5

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

2	Client assets and liabilities refers to deposits, lending and invested assets.

Barclays Investment Bank
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	393	411	383	356	347	334	297	284
Net trading income	1,580	2,271	2,358	1,294	1,581	1,906	2,416	1,262
Net fee, commission and other income	1,156	1,276	1,287	1,142	1,155	1,067	1,160	1,061
Total income	3,129	3,958	4,028	2,792	3,083	3,307	3,873	2,607
Operating costs	(2,083)	(2,199)	(2,107)	(1,924)	(2,010)	(1,932)	(2,061)	(1,903)
UK regulatory levies	(3)	—	(22)	(159)	5	—	(27)	(161)
Litigation and conduct	—	—	2	(8)	(9)	(8)	(3)	(26)
Total operating expenses	(2,086)	(2,199)	(2,127)	(2,091)	(2,014)	(1,940)	(2,091)	(2,090)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,043	1,759	1,901	701	1,069	1,367	1,782	517
Credit impairment charges	(33)	(44)	(279)	(22)	(144)	(67)	(72)	(46)
Profit before tax	1,010	1,715	1,622	679	925	1,300	1,710	471
Attributable profit	720	1,204	1,111	294	723	876	1,199	247

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost1	139.6	137.2	137.4	131.0	129.8	126.8	129.6	124.9

Loans and advances to customers at amortised cost	76.4	70.8	73.6	70.0	68.6	66.8	68.6	69.7
Loans and advances to banks at amortised cost	9.7	11.0	10.0	7.4	7.5	7.1	7.4	6.8
Debt securities at amortised cost	52.8	54.5	52.9	52.9	53.0	52.4	53.1	47.9
Loans and advances at amortised cost	138.9	136.3	136.5	130.3	129.1	126.3	129.1	124.4
Trading portfolio assets	212.8	208.2	189.3	189.5	191.3	186.1	185.5	166.1
Derivative financial instrument assets	308.0	302.6	285.4	251.5	263.8	279.0	253.6	291.6
Financial assets at fair value through the income statement	198.7	209.9	215.6	183.6	222.8	215.2	209.5	190.4
Cash collateral and settlement balances	172.2	182.5	189.2	121.6	152.1	145.0	148.8	111.1

Deposits at amortised cost	166.4	162.3	157.4	156.1	152.8	148.7	148.9	140.5
Derivative financial instrument liabilities	298.2	291.6	272.6	240.6	252.0	265.1	245.1	279.0

Risk weighted assets	206.1	204.1	201.7	196.7	199.1	196.4	195.9	198.8
Period end allocated tangible equity	30.1	30.1	29.6	28.9	29.1	28.7	28.9	29.3

Performance measures
Return on average allocated tangible equity	9.5%	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%
Average allocated tangible equity (£bn)	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3
Income over average risk weighted assets	6.1%	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%
Cost: income ratio	67%	56%	53%	75%	65%	59%	54%	80%
Loan loss rate (bps)	9	13	82	7	44	21	23	15

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,012	1,471	1,716	1,024	1,256	1,450	1,699	934
Equities	1,010	1,261	1,116	703	689	870	963	604
Global Markets	2,022	2,732	2,832	1,727	1,945	2,320	2,662	1,538
Advisory	222	188	255	214	196	123	143	189
Equity capital markets	87	157	92	56	71	81	70	98
Debt capital markets	347	402	407	336	379	364	431	327
Banking Fees and Underwriting	656	747	754	606	646	568	644	614
Corporate lending	(13)	37	16	27	68	(4)	156	45
Transaction banking	464	442	426	432	424	423	411	410
International Corporate Banking	451	479	442	459	492	419	567	455
Investment Banking	1,107	1,226	1,196	1,065	1,138	987	1,211	1,069
Total income	3,129	3,958	4,028	2,792	3,083	3,307	3,873	2,607

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays US Consumer Bank
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	749	732	823	776	726	640	678	678
Net fee, commission, trading and other income	179	404	160	277	215	183	186	179
Total income	928	1,136	983	1,053	941	823	864	857
Operating costs	(459)	(442)	(380)	(427)	(407)	(396)	(407)	(433)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(3)	(2)	—	(5)	—	—	(3)	—
Total operating expenses	(462)	(444)	(380)	(432)	(407)	(396)	(410)	(433)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	466	692	603	621	534	427	454	424
Credit impairment charges	(340)	(346)	(367)	(431)	(379)	(312)	(399)	(298)
Profit before tax	126	346	236	190	155	115	55	126
Attributable profit	92	253	176	144	118	87	41	94

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost1	25.5	25.0	30.3	30.6	29.8	27.4	28.9	30.0
Loans and advances to customers at amortised cost	22.3	21.7	21.0	21.1	20.0	18.2	18.8	20.0
Deposits at amortised cost	25.1	24.7	25.0	24.2	23.7	22.5	23.8	23.3
Risk weighted assets	24.3	24.3	27.6	27.4	25.8	24.7	25.6	26.8
Period end allocated tangible equity	3.3	3.4	3.8	3.8	3.5	3.4	3.5	3.7

Performance measures
Return on average allocated tangible equity2	10.9%	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%
Average allocated tangible equity (£bn)	3.4	3.3	3.8	3.6	3.5	3.4	3.6	3.4
Cost: income ratio	50%	39%	39%	41%	43%	48%	47%	51%
Loan loss rate (bps)3	529	555	491	558	505	456	562	395
Net interest margin	13.74%	13.20%	12.76%	11.63%	11.50%	10.83%	10.53%	10.66%

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

2
Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income) from the AA portfolio exit, was 10.5% for Q226, as a result of an adjusted attributable profit of £87m.

3	LLR includes held for sale portfolios to remain consistent with the treatment of impairment in Q424 to Q126.

Head Office
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	35	149	(53)	(11)	138	114	174	183
Net fee, commission and other income	(18)	(88)	70	94	(105)	(43)	(109)	(107)
Total income	17	61	17	83	33	71	65	76
Operating costs	(204)	(163)	(205)	(203)	(162)	(175)	(207)	(233)
UK regulatory levies	—	—	—	(8)	—	—	—	(9)
Litigation and conduct	7	(1)	(107)	(13)	(239)	(2)	(3)	(84)
Total operating expenses	(197)	(164)	(312)	(224)	(401)	(177)	(210)	(326)
Other net income/(expenses)	20	3	21	(25)	39	(9)	18	—
(Loss)/profit before impairment	(160)	(100)	(274)	(166)	(329)	(115)	(127)	(250)
Credit impairment releases/(charges)	—	—	2	(5)	(1)	(1)	(4)	(42)
Loss before tax	(160)	(100)	(272)	(171)	(330)	(116)	(131)	(292)
Attributable loss	(118)	(97)	(206)	(152)	(299)	(114)	(124)	(318)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	13.2	12.7	12.3	12.3	12.7	12.6	12.7	16.2
Period end allocated tangible equity	4.0	6.5	5.4	7.5	5.8	5.9	4.7	2.4

Performance measures
Average allocated tangible equity (£bn)	5.1	5.6	6.8	6.7	6.6	5.5	3.8	3.4

Performance Management

Margins and balances
	Nine months ended 30.09.26			Nine months ended 30.09.25
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,059	219,112	3.70	5,638	209,779	3.59
Barclays UK Corporate Bank	1,244	29,460	5.65	1,084	25,584	5.66
Barclays Private Bank and Wealth Management	643	15,193	5.66	597	14,735	5.42
Barclays US Consumer Bank	2,304	23,344	13.20	2,044	24,930	10.96
Group excluding IB and Head Office	10,250	287,109	4.77	9,363	275,028	4.55
Barclays Investment Bank	1,187			978
Head Office	131			426
Barclays Group Net interest income	11,568			10,767

The Group excluding IB and Head Office net interest margin increased by 22bps from 4.55% in Q325 to 4.77% in Q326 due to Group structural hedge income, partner reward updates and changes in portfolio mix in USCB.

Quarterly analysis
	Q326	Q226	Q126	Q425	Q325
Net interest income	£m	£m	£m	£m	£m
Barclays UK	2,073	2,000	1,986	2,015	1,961
Barclays UK Corporate Bank	437	413	394	396	383
Barclays Private Bank and Wealth Management	223	216	204	202	190
Barclays US Consumer Bank	749	732	823	776	726
Group excluding IB and Head Office	3,482	3,361	3,407	3,389	3,260

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	222,936	217,778	216,623	214,770	211,384
Barclays UK Corporate Bank	30,224	29,603	28,536	27,841	26,645
Barclays Private Bank and Wealth Management	15,620	14,936	15,022	15,105	14,802
Barclays US Consumer Bank	21,624	22,247	26,163	26,470	25,037
Group excluding IB and Head Office	290,404	284,564	286,344	284,186	277,868

Net interest margin	%	%	%	%	%
Barclays UK	3.69	3.68	3.72	3.72	3.68
Barclays UK Corporate Bank	5.74	5.60	5.60	5.64	5.70
Barclays Private Bank and Wealth Management	5.66	5.80	5.51	5.31	5.09
Barclays US Consumer Bank	13.74	13.20	12.76	11.63	11.50
Group excluding IB and Head Office	4.76	4.74	4.83	4.73	4.65

Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed primarily via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.
Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional of £122.2bn (December 2025: £114.6bn) which reflects the structural hedge derivatives notional of £240.6bn (December 2025: £236.1bn) netted with non-structural hedging positions of £118.4bn (December 2025: £121.5bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c.3.5 years.
Gross structural hedge contributions were £5,352m (September 2025: £4,313m). Gross structural hedge contributions primarily represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Credit Risk

Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 35	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.26	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	168,607	13,370	1,797	183,774	18	20	62	100
Retail credit cards	15,336	2,231	245	17,812	161	457	155	773
Retail other	9,209	1,705	223	11,137	106	183	181	470
Corporate loans1	56,882	6,394	1,624	64,900	93	170	549	812
Total UK	250,034	23,700	3,889	277,623	378	830	947	2,155
Retail mortgages	1,649	264	161	2,074	3	1	25	29
Retail credit cards	19,282	2,883	1,779	23,944	400	815	1,418	2,633
Retail other	4,219	350	70	4,639	16	8	18	42
Corporate loans	75,248	3,615	1,892	80,755	76	133	292	501
Total Rest of the World	100,398	7,112	3,902	111,412	495	957	1,753	3,205
Total loans and advances at amortised cost	350,432	30,812	7,791	389,035	873	1,787	2,700	5,360
Debt securities at amortised cost	69,553	1,255	—	70,808	11	10	—	21
Total loans and advances at amortised cost including debt securities	419,985	32,067	7,791	459,843	884	1,797	2,700	5,381
Off-balance sheet loan commitments and financial guarantee contracts2	403,993	16,478	1,166	421,637	155	225	33	413
Total3,4	823,978	48,545	8,957	881,480	1,039	2,022	2,733	5,794

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 35	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.26	£m	£m	£m	£m	%	%	%	%
Retail mortgages	168,589	13,350	1,735	183,674	—	0.1	3.5	0.1
Retail credit cards	15,175	1,774	90	17,039	1.0	20.5	63.3	4.3
Retail other	9,103	1,522	42	10,667	1.2	10.7	81.2	4.2
Corporate loans1	56,789	6,224	1,075	64,088	0.2	2.7	33.8	1.3
Total UK	249,656	22,870	2,942	275,468	0.2	3.5	24.4	0.8
Retail mortgages	1,646	263	136	2,045	0.2	0.4	15.5	1.4
Retail credit cards	18,882	2,068	361	21,311	2.1	28.3	79.7	11.0
Retail other	4,203	342	52	4,597	0.4	2.3	25.7	0.9
Corporate loans	75,172	3,482	1,600	80,254	0.1	3.7	15.4	0.6
Total Rest of the World	99,903	6,155	2,149	108,207	0.5	13.5	44.9	2.9
Total loans and advances at amortised cost	349,559	29,025	5,091	383,675	0.2	5.8	34.7	1.4
Debt securities at amortised cost	69,542	1,245	—	70,787	—	0.8	—	—
Total loans and advances at amortised cost including debt securities	419,101	30,270	5,091	454,462	0.2	5.6	34.7	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	403,838	16,253	1,133	421,224	—	1.4	2.8	0.1
Total3,4	822,939	46,523	6,224	875,686	0.1	4.2	30.5	0.7

1
Includes Business Banking, which has a gross exposure of £12.5bn and an impairment allowance of £280m. This comprises £34m impairment allowance on £10.1bn Stage 1 exposure, £59m on £1.7bn Stage 2 exposure and £187m on £0.7bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 1.0%.

2	Excludes loan commitments and financial guarantees of £37.7bn carried at fair value.
3
Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £275.0bn and an impairment allowance of £149m. This comprises £20m impairment allowance on £274.6bn Stage 1 exposure, £8m on £0.4bn Stage 2 exposure and £121m on £128m Stage 3 exposure.

4	The annualised loan loss rate is 55bps after applying the total impairment charges of £1,897m.
5
Purchased or originated credit-impaired (POCI) balances are no longer presented following the sale of those balances as part of the Tesco debt sale completed in September 2026. The corresponding FY25 balances of £44m are included within Stage 3 exposure as at 31.12.25.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 35	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	175,418	15	16	60	91
Retail credit cards	14,922	1,943	303	17,168	171	398	174	743
Retail other	9,867	1,512	301	11,680	98	178	214	490
Corporate loans1	54,182	6,936	1,392	62,510	125	180	422	727
Total UK	238,796	24,148	3,832	266,776	409	772	870	2,051
Retail mortgages	1,829	72	131	2,032	2	—	24	26
Retail credit cards	18,801	2,536	1,776	23,113	395	796	1,395	2,586
Retail other	2,482	206	63	2,751	3	5	19	27
Corporate loans	66,671	3,702	1,767	72,140	82	135	382	599
Total Rest of the World	89,783	6,516	3,737	100,036	482	936	1,820	3,238
Total loans and advances at amortised cost	328,579	30,664	7,569	366,812	891	1,708	2,690	5,289
Debt securities at amortised cost	68,126	371	—	68,497	13	9	—	22
Total loans and advances at amortised cost including debt securities	396,705	31,035	7,569	435,309	904	1,717	2,690	5,311
Off-balance sheet loan commitments and financial guarantee contracts2	410,493	16,473	817	427,783	144	240	32	416
Total3,4	807,198	47,508	8,386	863,092	1,048	1,957	2,722	5,727

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 35	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.25	£m	£m	£m	£m	%	%	%	%
Retail mortgages	159,810	13,741	1,776	175,327	—	0.1	3.3	0.1
Retail credit cards	14,751	1,545	129	16,425	1.1	20.5	57.4	4.3
Retail other	9,769	1,334	87	11,190	1.0	11.8	71.1	4.2
Corporate loans1	54,057	6,756	970	61,783	0.2	2.6	30.3	1.2
Total UK	238,387	23,376	2,962	264,725	0.2	3.2	22.7	0.8
Retail mortgages	1,827	72	107	2,006	0.1	—	18.3	1.3
Retail credit cards	18,406	1,740	381	20,527	2.1	31.4	78.5	11.2
Retail other	2,479	201	44	2,724	0.1	2.4	30.2	1.0
Corporate loans	66,589	3,567	1,385	71,541	0.1	3.6	21.6	0.8
Total Rest of the World	89,301	5,580	1,917	96,798	0.5	14.4	48.7	3.2
Total loans and advances at amortised cost	327,688	28,956	4,879	361,523	0.3	5.6	35.5	1.4
Debt securities at amortised cost	68,113	362	—	68,475	—	2.4	—	—
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,879	429,998	0.2	5.5	35.5	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	410,349	16,233	785	427,367	—	1.5	3.9	0.1
Total3,4	806,150	45,551	5,664	857,365	0.1	4.1	32.5	0.7

1
Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3
Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure, £8m on £1.6bn Stage 2 exposure and £124m on £127m Stage 3 exposure.

4	The annualised loan loss rate is 52bps after applying the total impairment charges of £2,279m.
5
POCI balances are no longer presented following the sale of those balances as part of the Tesco debt sale completed in September 2026. The corresponding FY25 balances of £44m are included within Stage 3 exposure as at 31.12.25.

Assets held for sale
The prior period presents gross loans and advances and the related impairment allowance for the AA portfolio in USCB classified as assets held for sale in the condensed consolidated balance sheet. The sale of this portfolio was completed on 24 April 2026.

Loans and advances by product
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

Loans and advances at amortised cost by product
The table below presents loans and advances at amortised cost by product and stage, including Stage 2 past due balances.
		Stage 2
As at 30.09.26	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 31	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	170,256	10,931	2,006	697	13,634	1,958	185,848
Retail credit cards	34,618	4,466	345	303	5,114	2,024	41,756
Retail other	13,428	1,782	191	82	2,055	293	15,776
Corporate loans	132,130	9,781	155	73	10,009	3,516	145,655
Total	350,432	26,960	2,697	1,155	30,812	7,791	389,035

Impairment allowance
Retail mortgages	21	12	6	3	21	87	129
Retail credit cards	561	932	145	195	1,272	1,573	3,406
Retail other	122	124	33	34	191	199	512
Corporate loans	169	282	10	11	303	841	1,313
Total	873	1,350	194	243	1,787	2,700	5,360

Net exposure
Retail mortgages	170,235	10,919	2,000	694	13,613	1,871	185,719
Retail credit cards	34,057	3,534	200	108	3,842	451	38,350
Retail other	13,306	1,658	158	48	1,864	94	15,264
Corporate loans	131,961	9,499	145	62	9,706	2,675	144,342
Total	349,559	25,610	2,503	912	29,025	5,091	383,675

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.3	0.4	0.2	4.4	0.1
Retail credit cards	1.6	20.9	42.0	64.4	24.9	77.7	8.2
Retail other	0.9	7.0	17.3	41.5	9.3	67.9	3.2
Corporate loans	0.1	2.9	6.5	15.1	3.0	23.9	0.9
Total	0.2	5.0	7.2	21.0	5.8	34.7	1.4

As at 31.12.25
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,65	11,072	2,033	724	13,829	1,967	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,079	40,281
Retail other	12,349	1,398	207	113	1,718	364	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,569	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	117
Retail credit cards	566	840	138	216	1,194	1,569	3,329
Retail other	101	126	28	29	183	233	517
Corporate loans	207	298	7	10	315	804	1,326
Total	891	1,273	177	258	1,708	2,690	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	177,333
Retail credit cards	33,157	2,992	179	114	3,285	510	36,952
Retail other	12,248	1,272	179	84	1,535	131	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,879	361,523

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.4	0.1	4.3	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	75.5	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	64.0	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.5	1.4

1
POCI balances are no longer presented following the sale of those balances as part of the Tesco debt sale completed in September 2026. The corresponding FY25 balances of £44m are included within Stage 3 exposure as at 31.12.25.

Measurement uncertainty
Scenarios used to calculate the Group’s modelled ECL charge were refreshed in Q326, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the volatile trade policies of the US administration and ongoing geopolitical uncertainty, compounded by ongoing tensions in the Middle East and associated risks to global energy markets.  Global growth slows modestly as higher US tariffs, retaliatory measures and persistent uncertainty disrupt trade flows, weigh on investment and dampen business confidence, though domestic demand in advanced economies remains relatively resilient. UK and US GDP growth in 2027 is expected to be 1.2% and 2.1%, respectively. Inflationary pressures remain elevated, with some tariff pass-through, higher energy prices, renewed supply-side frictions and increased transportation costs contributing to a more persistent and broad-based inflation profile. The softening in labour markets is gradual and insufficient to quickly alleviate underlying price pressures. UK and US quarterly unemployment rates peak at 5.2% and 4.3%, respectively.
The Downside scenarios have been calibrated to capture a severe escalation in geopolitical tensions, centred on a prolonged Middle East conflict, alongside intensifying global trade frictions. Early in the scenario, conflict escalates sharply with disruptions at critical maritime chokepoints, triggering severe shipping disruptions, surging insurance costs and sharp increases in oil and gas prices amid infrastructure damage. As the shock becomes protracted, firms delay investment, reassess supply chains and hoard inputs, while business and consumer confidence fall sharply. In Downside 2, UK and US GDP in 2027 falls by 3.9% and 3.8%, respectively. Inflation dynamics diverge sharply from Baseline, generating a stagflationary impulse. The deterioration in demand and investment drives a sharp increase in unemployment, initially concentrated in trade and energy exposed sectors but increasingly spilling over into services. In Downside 2, UK and US quarterly unemployment rates peak at 8.1% and 8.8%, respectively.  Monetary policy faces a difficult trade-off between persistent inflation and weakening growth. Central banks initially hike rates to ensure inflation expectations remain well anchored, but as the downturn deepens and demand forces weaken price pressures, they shift towards easing. The scenarios also incorporate climate-related risks through both physical and transition channels, including more frequent severe weather disruptions and a shift in sentiment around energy security. These effects amplify volatility, increase costs and further weigh on growth over the medium term.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment decreases. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house price growth.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The increase in the Upside weights and the reduction in the Baseline and Downside weights in Q326 was driven by improvement in UK and US GDP outlook in the Baseline scenario, moving the Baseline scenario closer to the Upside scenarios. For further details see page 44
However, the Group expects geopolitical uncertainty to remain elevated and any potential impact on corporate earnings is expected to lag. In response, the £66m¹ management adjustment introduced in Q126 within the Investment Bank has been retained.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1	Excludes management adjustment of £2m related to other financial assets subject to impairment.

Macroeconomic variables used in the calculation of ECL
As at 30.09.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP1	1.3	1.2	1.6	1.7	1.7
UK unemployment2	5.1	5.1	5.2	4.9	4.7
UK HPI3	1.6	2.0	3.2	5.0	4.5
UK bank rate4	3.8	4.3	4.3	4.3	4.3
UK CPI5	3.2	2.1	1.4	2.4	1.8
US GDP1	2.2	2.1	2.2	2.2	2.2
US unemployment6	4.3	4.3	4.2	4.2	4.2
US HPI7	1.7	1.0	1.7	1.7	1.7
US federal funds rate4	3.8	4.0	4.0	4.0	4.0
US CPI8	3.3	2.3	2.2	2.3	2.2

Downside 2
UK GDP1	1.1	(3.9)	0.3	2.3	1.0
UK unemployment2	5.4	7.6	7.9	7.1	6.2
UK HPI3	(4.2)	(25.4)	3.1	10.4	5.6
UK bank rate4	3.9	5.1	4.7	4.5	4.5
UK CPI5	5.1	6.7	1.0	0.5	1.1
US GDP1	1.9	(3.8)	(1.1)	1.8	2.0
US unemployment6	4.8	8.1	8.5	7.5	6.4
US HPI7	(0.1)	(10.2)	3.8	6.3	3.0
US federal funds rate4	3.8	4.8	4.4	4.3	4.3
US CPI8	4.6	5.5	1.8	1.8	2.0

Downside 1
UK GDP1	1.2	(1.3)	1.0	2.0	1.4
UK unemployment2	5.2	6.4	6.6	6.0	5.5
UK HPI3	(1.3)	(12.4)	3.2	7.7	5.0
UK bank rate4	3.9	4.7	4.5	4.4	4.4
UK CPI5	4.1	4.3	1.2	1.5	1.5
US GDP1	2.0	(0.9)	0.5	2.0	2.1
US unemployment6	4.6	6.2	6.4	5.8	5.3
US HPI7	0.8	(4.7)	2.7	4.0	2.3
US federal funds rate4	3.8	4.5	4.3	4.3	4.3
US CPI8	3.9	3.9	2.0	2.1	2.1

Upside 2
UK GDP1	1.5	3.5	3.4	2.8	2.4
UK unemployment2	5.0	4.5	4.4	4.0	3.8
UK HPI3	1.9	14.0	6.9	4.0	4.2
UK bank rate4	3.8	3.8	3.1	3.1	3.3
UK CPI5	2.7	1.2	1.2	1.3	1.2
US GDP1	2.2	3.0	3.0	2.8	2.8
US unemployment6	4.2	3.6	3.5	3.5	3.5
US HPI7	3.9	4.7	5.2	4.8	4.8
US federal funds rate4	3.7	3.3	3.3	3.3	3.1
US CPI8	2.8	1.6	1.6	1.6	1.6
 1Average Real GDP seasonally adjusted change in year.2Average UK unemployment rate 16-year+.3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.4Average rate.5Change in year-end UK CPI = Harmonised Index of Consumer Prices, relative to prior year-end.6Average US civilian unemployment rate 16-year+.7Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.8Change in year-end US CPI = Consumer Price Index, relative to prior year-end.

Upside 1
UK GDP1	1.4	2.3	2.5	2.2	2.0
UK unemployment2	5.1	4.8	4.8	4.5	4.3
UK HPI3	1.7	7.9	5.1	4.5	4.3
UK bank rate4	3.8	4.0	3.7	3.7	3.8
UK CPI5	3.0	1.6	1.3	1.8	1.5
US GDP1	2.2	2.6	2.6	2.5	2.5
US unemployment6	4.3	4.0	3.9	3.9	3.9
US HPI7	2.8	2.8	3.4	3.2	3.2
US federal funds rate4	3.8	3.8	3.8	3.8	3.6
US CPI8	3.0	1.9	1.9	2.0	1.9

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4	Average rate.
5	Change in year-end UK CPI = Harmonised Index of Consumer Prices, relative to prior year-end.
6	Average US civilian unemployment rate 16-year+.
7	Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
8	Change in year-end US CPI = Consumer Price Index, relative to prior year-end.

Macroeconomic variables used in the calculation of ECL
As at 30.06.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP1	0.4	1.1	1.4	1.4	1.5
UK unemployment2	5.3	5.3	5.0	4.9	4.9
UK HPI3	1.3	1.6	3.9	3.0	3.9
UK bank rate4	4.1	4.4	4.3	4.3	4.3
US GDP1	1.7	2.0	2.1	2.1	2.1
US unemployment5	4.4	4.3	4.3	4.3	4.3
US HPI6	2.1	2.1	2.4	2.4	2.4
US federal funds rate4	3.7	3.8	3.8	3.8	3.8

Downside 2
UK GDP1	(0.5)	(4.1)	1.9	1.7	1.0
UK unemployment2	6.0	7.8	7.8	6.9	6.0
UK HPI3	(12.0)	(19.3)	6.7	9.3	4.6
UK bank rate4	4.2	5.1	4.6	4.5	4.5
US GDP1	0.5	(4.3)	—	2.1	1.6
US unemployment5	5.5	8.5	8.3	7.2	6.1
US HPI6	(3.1)	(6.3)	5.7	5.0	2.9
US federal funds rate4	3.8	4.9	4.3	4.3	4.3

Downside 1
UK GDP1	(0.1)	(1.6)	1.6	1.5	1.2
UK unemployment2	5.6	6.6	6.4	5.9	5.4
UK HPI3	(5.4)	(9.2)	5.3	6.1	4.3
UK bank rate4	4.1	4.7	4.5	4.5	4.5
US GDP1	1.1	(1.2)	1.1	2.1	1.9
US unemployment5	5.0	6.4	6.3	5.8	5.2
US HPI6	(0.5)	(2.1)	4.0	3.7	2.7
US federal funds rate4	3.8	4.2	4.1	4.0	4.0

Upside 2
UK GDP1	0.9	3.8	3.2	2.6	2.3
UK unemployment2	5.1	4.6	4.1	4.0	4.0
UK HPI3	4.1	14.2	6.8	2.7	3.8
UK bank rate4	4.0	3.8	3.0	3.1	3.3
US GDP1	1.8	3.2	2.9	2.8	2.8
US unemployment5	4.2	3.7	3.6	3.6	3.6
US HPI6	4.9	4.3	5.3	4.9	4.9
US federal funds rate4	3.5	3.0	3.0	3.0	2.8

Upside 1
UK GDP1	0.6	2.4	2.3	2.0	1.9
UK unemployment2	5.2	4.9	4.6	4.5	4.5
UK HPI3	2.7	7.8	5.4	2.9	3.9
UK bank rate4	4.0	4.1	3.5	3.6	3.8
US GDP1	1.8	2.6	2.5	2.5	2.5
US unemployment5	4.3	4.0	4.0	4.0	4.0
US HPI6	3.5	3.2	3.8	3.6	3.6
US federal funds rate4	3.5	3.3	3.3	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4	Average rate.
5	Average US civilian unemployment rate 16-year+.
6	Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.

As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	1.5	1.1	1.4	1.4	1.4
UK unemployment2	4.7	4.9	4.8	4.8	4.7
UK HPI3	1.5	2.9	2.5	4.3	3.8
UK bank rate4	4.2	3.4	3.4	3.5	3.6
US GDP1	2.1	2.0	2.0	2.0	2.0
US unemployment5	4.2	4.5	4.4	4.4	4.4
US HPI6	3.2	1.7	1.9	2.6	2.6
US federal funds rate4	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP1	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment2	4.7	5.8	7.7	6.9	5.7
UK HPI3	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate4	4.2	2.3	0.5	0.4	1.1
US GDP1	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment5	4.2	5.7	8.0	7.9	5.9
US HPI6	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate4	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP1	1.5	(0.7)	0.1	2.1	1.3
UK unemployment2	4.7	5.3	6.3	5.8	5.2
UK HPI3	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate4	4.2	2.9	2.0	1.9	2.4
US GDP1	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment5	4.2	5.1	6.2	6.1	5.1
US HPI6	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate4	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP1	1.5	2.7	3.7	2.9	2.4
UK unemployment2	4.7	4.3	4.0	3.9	3.8
UK HPI3	1.5	11.9	8.4	5.1	4.1
UK bank rate4	4.2	3.1	2.3	2.3	2.6
US GDP1	2.1	2.8	3.1	2.8	2.8
US unemployment5	4.2	3.9	3.7	3.7	3.7
US HPI6	3.2	6.2	4.7	4.8	4.9
US federal funds rate4	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP1	1.5	1.9	2.6	2.2	1.9
UK unemployment2	4.7	4.6	4.4	4.4	4.3
UK HPI3	1.5	7.4	5.4	4.7	3.9
UK bank rate4	4.2	3.2	2.8	2.8	3.1
US GDP1	2.1	2.4	2.6	2.4	2.4
US unemployment5	4.2	4.2	4.1	4.1	4.1
US HPI6	3.2	4.0	3.3	3.7	3.7
US federal funds rate4	4.2	3.3	2.8	2.8	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4	Average rate.
5	Average US civilian unemployment rate 16-year+.
6	Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.26
Scenario weighting	16.6	28.0	36.4	12.1	6.9
As at 30.06.26
Scenario weighting	13.7	27.3	39.5	12.5	7.0
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0

Treasury and Capital Risk

Regulatory minimum requirements

Capital
As at 30 September 2026, the Group’s Overall Capital Requirement for CET1, excluding any applicable PRA buffer, was 12.2% and comprised a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage
As at 30 September 2026, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprised the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL
As at 30 September 2026, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including any applicable PRA buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period

In January 2026, the PRA confirmed the final implementation timetable for the UK Basel 3.1 framework, reaffirming that Basel 3.1 will be implemented from 1 January 2027. From the same date, the Group’s Overall Capital Requirement will reduce, reflecting a 59bps reduction in the Pillar 2A requirement on a CET1 basis.

The PRA also confirmed its approach to the Fundamental Review of the Trading Book (FRTB), under which implementation of the Internal Models Approach (IMA) will be deferred to 1 January 2028, while all other FRTB components will take effect from 1 January 2027.

Capital ratios	As at 30.09.26	As at 30.06.26	As at 31.12.25
CET1	14.2%	14.3%	14.3%
T1	17.8%	18.0%	17.9%
Total regulatory capital	19.9%	20.3%	20.4%
MREL ratio as a percentage of total RWAs	35.2%	36.7%	35.8%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	77,100	79,358	77,784
Less: other equity instruments (recognised as AT1 capital)	(13,275)	(13,275)	(12,725)
Adjustment to retained earnings for foreseeable ordinary share dividends	(705)	(1,000)	(778)
Adjustment to retained earnings for foreseeable repurchase of shares	(316)	—	(271)
Adjustment to retained earnings for foreseeable other equity coupons	(45)	(38)	(36)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,108)	(2,086)	(1,956)
Goodwill and intangible assets	(8,769)	(8,845)	(8,255)
Deferred tax assets that rely on future profitability excluding temporary differences	(828)	(892)	(1,069)
Fair value reserves related to gains or losses on cash flow hedges	3,936	1,548	666
Excess of expected losses over impairment	(618)	(505)	(436)
Gains or losses on liabilities at fair value resulting from own credit	707	577	904
Defined benefit pension fund assets	(2,468)	(2,407)	(2,398)
Direct and indirect holdings by an institution of own CET1 instruments	(8)	(6)	(14)
Other regulatory adjustments	(237)	(186)	(346)
CET1 capital	52,366	52,243	51,070

AT1 capital
Capital instruments and related share premium accounts	13,286	13,286	12,758
Other regulatory adjustments and deductions	(10)	(10)	(33)
AT1 capital	13,276	13,275	12,725

T1 capital	65,642	65,519	63,795

T2 capital
Capital instruments and related share premium accounts	8,188	8,479	8,835
Qualifying T2 capital (including minority interests) issued by subsidiaries	47	49	55
Other regulatory adjustments and deductions	(140)	(118)	(71)
Total regulatory capital	73,737	73,929	72,614

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(47)	(49)	(55)
Eligible liabilities	56,549	59,973	55,106
Total own funds and eligible liabilities1	130,239	133,852	127,665

Total RWAs	369,753	364,764	356,774

1
As at 30 September 2026, the Group's MREL requirement, excluding any applicable PRA buffer, was to hold £112.9bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including any applicable PRA buffer

Movement in CET1 capital	Three months ended 30.09.26	Nine months ended 30.09.26
	£m	£m
Opening CET1 capital	52,243	51,070

Profit for the period attributable to equity holders	1,900	6,578
Own credit relating to derivative liabilities	(5)	3
Ordinary share dividends paid and foreseen	(500)	(1,500)
Purchased and foreseeable share repurchase	(1,000)	(2,500)
Other equity coupons paid and foreseen	(262)	(751)
Increase in retained regulatory capital generated from earnings	133	1,830

Net impact of share schemes	153	44
Fair value through other comprehensive income reserve	(67)	34
Currency translation reserve	(36)	183
Other reserves	(12)	(20)
Increase in other qualifying reserves	38	241

Pension remeasurements within reserves	59	35
Defined benefit pension fund asset deduction	(60)	(70)
Net impact of pensions	(1)	(35)

Additional value adjustments (PVA)	(22)	(152)
Goodwill and intangible assets	76	(515)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	64	241
Excess of expected loss over impairment	(113)	(182)
Direct and indirect holdings by an institution of own CET1 instruments	(2)	6
Other regulatory adjustments	(50)	(138)
Decrease in regulatory capital due to adjustments and deductions	(47)	(740)

Closing CET1 capital	52,366	52,366

CET1 capital increased by £1.3bn to £52.4bn (December 2025: £51.1bn). Significant movements in the period were:

●     £6.6bn of capital generated from profit partially offset by distributions of £4.8bn comprising:
–      £2.5bn share buybacks including the now completed £1.5bn share buyback announced with the FY25 and Q126 results and the ongoing £1.0bn share buyback announced with Q226 results
–      £1.5bn of ordinary share dividends paid and foreseen reflecting the £0.8bn half year dividend paid in September 2026 and a £0.7bn accrual towards the total 2026 dividend
–      £0.8bn of equity coupons paid and foreseen

●     £0.7bn decrease due to regulatory adjustments and deductions including £0.5bn of goodwill and intangibles deductions primarily driven by the Best Egg acquisition

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,982	59,528	134	8	—	36	144	—	13,804	90,636
Barclays UK Corporate Bank	4,507	18,766	98	282	—	3	14	252	3,530	27,452
Barclays Private Bank & Wealth Management	5,104	588	126	21	—	11	36	170	2,062	8,118
Barclays Investment Bank	44,591	53,088	23,774	23,137	330	2,475	13,449	19,947	25,275	206,066
Barclays US Consumer Bank	17,966	967	—	—	—	—	—	—	5,394	24,327
Head Office	5,818	5,935	—	4	—	—	277	30	1,090	13,154
Barclays Group	94,968	138,872	24,132	23,452	330	2,525	13,920	20,399	51,155	369,753

As at 30.06.26
Barclays UK	16,987	57,919	118	9	—	33	135	—	13,804	89,005
Barclays UK Corporate Bank	3,866	18,522	97	260	b —	3	16	274	3,530	26,568
Barclays Private Bank & Wealth Management	5,002	570	128	25	—	11	37	185	2,062	8,020
Barclays Investment Bank	44,721	51,050	25,723	22,591	336	2,566	12,110	19,772	25,275	204,144
Barclays US Consumer Bank	17,894	1,016	—	—	—	—	—	—	5,394	24,304
Head Office	5,538	5,883	1	4	—	—	175	32	1,090	12,723
Barclays Group	94,008	134,960	26,067	22,889	336	2,613	12,473	20,263	51,155	364,764

As at 31.12.25
Barclays UK	16,731	55,037	132	8	—	43	177	—	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	—	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	—	1	—	—	—	—	5,393	27,448
Head Office	5,405	5,439	1	5	—	—	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.25	227,157	45,361	33,237	51,019	356,774
Book size	10,270	5,196	900	136	16,502
Acquisitions and disposals	(3,192)	—	—	—	(3,192)
Book quality	(574)	(61)	—	—	(635)
Model updates	—	(289)	—	—	(289)
Methodology and policy	(689)	29	—	—	(660)
Foreign exchange movements1	868	203	182	—	1,253
Total RWA movements	6,683	5,078	1,082	136	12,979
RWAs as at 30.09.26	233,840	50,439	34,319	51,155	369,753

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Total RWAs increased £13.0bn to £369.8bn (December 2025: £356.8bn) primarily driven by:

Credit risk RWAs increased £6.7bn:
●     A £10.3bn increase in book size primarily reflecting lending growth in UK businesses and increased lending within IB; partially offset by
●     A £3.2bn decrease in acquisitions and disposals reflecting the net impact of the AA portfolio exit and the Best Egg acquisition

Counterparty credit risk RWAs increased £5.1bn primarily driven by higher activity in Global Markets

Leverage ratios	As at 30.09.26	As at 30.06.26	As at 31.12.25
	£m	£m	£m
UK leverage ratio1	4.9%	4.9%	5.1%
T1 capital	65,642	65,519	63,795
UK leverage exposure	1,344,015	1,345,596	1,247,313
Average UK leverage ratio	4.6%	4.6%	4.7%
Average T1 capital	64,449	63,787	63,277
Average UK leverage exposure	1,387,668	1,393,843	1,358,364

1
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £7.1bn and against the 0.3% CCLB was £4.0bn.

The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) primarily driven by a £96.7bn increase in leverage exposure to £1,344.0bn (December 2025: £1,247.3bn), partially offset by a £1.8bn increase in Tier 1 capital. The increase in leverage exposure was driven by higher trading activity in Global Markets and increased lending across the Group

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.26	Nine months ended 30.09.25
	£m	£m
Total income	23,866	22,063
Operating expenses excluding UK regulatory levies & litigation and conduct	(13,438)	(12,661)
UK regulatory levies	(95)	(84)
Litigation and conduct	(92)	(342)
Operating expenses	(13,625)	(13,087)
Other net income	44	48
Profit before impairment	10,285	9,024
Credit impairment charges	(1,897)	(1,744)
Profit before tax	8,388	7,280
Tax charge	(1,791)	(1,538)
Profit after tax	6,597	5,742

Attributable to:
Shareholders of the parent	5,837	4,980
Other equity holders	741	739
Equity holders of the parent	6,578	5,719
Non-controlling interests	19	23
Profit after tax	6,597	5,742

Earnings per share
Basic earnings per ordinary share	43.0p	35.1p

Condensed consolidated balance sheet (unaudited)
	As at 30.09.26	As at 31.12.25
Assets	£m	£m
Cash and balances at central banks	253,290	229,752
Cash collateral and settlement balances	179,396	130,532
Debt securities at amortised cost	70,787	68,475
Loans and advances at amortised cost to banks	10,526	8,638
Loans and advances at amortised cost to customers	373,149	352,885
Reverse repurchase agreements and other similar secured lending at amortised cost	12,051	17,622
Trading portfolio assets	215,985	190,061
Financial assets at fair value through the income statement	201,717	186,857
Derivative financial instruments	308,971	252,459
Financial assets at fair value through other comprehensive income	82,203	74,394
Investments in associates and joint ventures	751	739
Goodwill and intangible assets	8,994	8,284
Current tax assets	494	276
Deferred tax assets	5,654	4,992
Assets included in a disposal group classified as held for sale	—	5,932
Other assets	13,612	12,267
Total assets	1,737,580	1,544,165

Liabilities
Deposits at amortised cost from banks	15,783	20,413
Deposits at amortised cost from customers	583,476	565,200
Cash collateral and settlement balances	178,471	117,583
Repurchase agreements and other similar secured borrowings at amortised cost	29,269	25,170
Debt securities in issue	119,085	119,033
Subordinated liabilities	10,638	12,954
Trading portfolio liabilities	84,114	57,737
Financial liabilities designated at fair value	327,268	294,108
Derivative financial instruments	298,339	240,808
Current tax liabilities	992	868
Deferred tax liabilities	13	13
Other liabilities	12,578	12,042
Total liabilities	1,660,026	1,465,929

Equity
Called up share capital and share premium	4,171	4,178
Other equity instruments	13,275	12,725
Other reserves	(1,070)	1,628
Retained earnings	60,724	59,253
Total equity excluding non-controlling interests	77,100	77,784
Non-controlling interests	454	452
Total equity	77,554	78,236

Total liabilities and equity	1,737,580	1,544,165

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2026	4,178	12,725	1,628	59,253	77,784	452	78,236
Profit after tax	—	741	—	5,837	6,578	19	6,597
Currency translation movements	—	—	183	—	183	—	183
Fair value through other comprehensive income reserve	—	—	34	—	34	—	34
Cash flow hedges	—	—	(3,270)	—	(3,270)	—	(3,270)
Retirement benefit remeasurements	—	—	—	35	35	—	35
Own credit	—	—	200	—	200	—	200
Total comprehensive income for the period	—	741	(2,853)	5,872	3,760	19	3,779
Employee share schemes and hedging thereof	127	—	—	603	730	—	730
Issue and redemption of other equity instruments	—	527	—	—	527	—	527
Other equity instruments coupon paid	—	(741)	—	—	(741)	—	(741)
Redemption of preference shares	—	—	—	—	—	—	—
Vesting of employee share schemes net of purchases	—	—	15	(963)	(948)	—	(948)
Dividends paid	—	—	—	(1,564)	(1,564)	(19)	(1,583)
Repurchase of shares	(134)	—	134	(2,469)	(2,469)	—	(2,469)
Other movements	—	23	6	(8)	21	2	23
Balance as at 30 September 2026	4,171	13,275	(1,070)	60,724	77,100	454	77,554

Three months ended 30.09.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2026	4,186	13,275	1,493	60,404	79,358	453	79,811
Profit after tax	—	254	—	1,646	1,900	—	1,900
Currency translation movements	—	—	(36)	—	(36)	—	(36)
Fair value through other comprehensive income reserve	—	—	(67)	—	(67)	—	(67)
Cash flow hedges	—	—	(2,388)	—	(2,388)	—	(2,388)
Retirement benefit remeasurements	—	—	—	59	59	—	59
Own credit	—	—	(134)	—	(134)	—	(134)
Total comprehensive income for the period	—	254	(2,625)	1,705	(666)	—	(666)
Employee share schemes and hedging thereof	18	—	—	124	142	—	142
Issue and redemption of other equity instruments	—	—	—	—	—	—	—
Other equity instruments coupon paid	—	(254)	—	—	(254)	—	(254)
Vesting of employee shares scheme net of purchases	—	—	26	(15)	11	—	11
Dividends paid	—	—	—	(795)	(795)	—	(795)
Repurchase of shares	(33)	—	33	(688)	(688)	—	(688)
Other movements	—	—	3	(11)	(8)	1	(7)
Balance as at 30 September 2026	4,171	13,275	(1,070)	60,724	77,100	454	77,554

	As at As at 30.09.2026	As at As at 31.12.2025
Other Reserves	£m	£m
Currency translation reserve	2,676	2,493
Fair value through other comprehensive income reserve	(1,067)	(1,100)
Cash flow hedging reserve	(3,936)	(666)
Own credit reserve	(783)	(990)
Other reserves and treasury shares	2,040	1,891
Total	(1,070)	1,628

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loan: deposit ratio is calculated as total loans and advances at amortised cost (including debt securities) divided by total deposits at amortised cost.
Customer Loan: deposit ratio	Customer loans and advances at amortised cost divided by customer deposits at amortised cost.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on page 71.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 72 to 73.

Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date. The components of the calculation have been included on pages 74 to 76.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 42.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 79.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Net New Assets Under Management
The net inflows and outflows of client balances within Discretionary Portfolio Management and Advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.

Assets under Management (AUM)
Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services. Total Assets Under Management excludes uninvested cash held under an investment mandate and reported within deposits.

Assets under Supervision (AUS)	Total market value of client investment balances where Barclays provides custodian or transactional services.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Income over average risk weighted assets
Represents total income as a proportion of average risk weighted assets. Average risk weighted assets calculated as the average of the previous month’s period end risk weighted assets and the current month’s period end risk weighted assets. Average risk weighted assets for the period is the average of the monthly averages within that period.

Returns

	Nine months ended 30.09.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,880	606	216	3,035	521	(421)	5,837

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	16.2	3.7	1.2	30.0	4.2	9.9	65.2
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.7)	(3.9)	(8.6)
Average tangible equity	12.3	3.7	1.1	30.0	3.5	6.0	56.6

Return on average tangible equity	20.4%	21.6%	25.4%	13.5%	19.9%	n/m	13.8%

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,737	480	256	2,798	246	(537)	4,980

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.8	3.4	1.2	29.0	4.1	8.8	62.3
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.8	3.4	1.1	29.0	3.5	5.3	54.0

Return on average tangible equity	19.6%	18.8%	30.9%	12.9%	9.4%	n/m	12.3%

Barclays Group
Return on average tangible shareholders' equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,646	2,259	1,932	1,195	1,457	1,659	1,864	965

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	65.3	64.8	65.5	64.8	63.3	62.1	61.4	59.7
Average goodwill and intangibles	(8.9)	(8.7)	(8.3)	(8.3)	(8.2)	(8.2)	(8.3)	(8.2)
Average tangible shareholders' equity	56.4	56.1	57.2	56.5	55.1	53.9	53.1	51.5

Return on average tangible shareholders' equity	11.7%	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%

Barclays UK
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	666	623	591	706	647	580	510	781

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	16.5	16.2	15.9	15.9	15.9	15.8	15.7	15.1
Average goodwill and intangibles	(3.9)	(4.0)	(3.9)	(4.0)	(4.0)	(4.0)	(4.0)	(3.9)
Average allocated tangible equity	12.6	12.2	12.0	11.9	11.9	11.8	11.7	11.2

Return on average allocated tangible equity	21.2%	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	218	201	187	168	196	142	142	98

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2

Return on average allocated tangible equity	23.5%	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	68	75	73	35	72	88	96	63

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1

Return on average allocated tangible equity	23.8%	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%

Barclays Investment Bank
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	720	1,204	1,111	294	723	876	1,199	247

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3

Return on average allocated tangible equity	9.5%	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	92	253	176	144	118	87	41	94

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.3	4.1	4.3	4.2	4.0	4.0	4.2	4.0
Average goodwill and intangibles	(0.9)	(0.8)	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)
Average allocated tangible equity	3.4	3.3	3.8	3.6	3.5	3.4	3.6	3.4

Return on average allocated tangible equity	10.9%	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%

Loan loss rates
	Nine months ended 30.09.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(461)	(21)	(8)	(356)	(1,053)	2	(1,897)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	243.3	33.2	16.4	139.6	25.5	1.8	459.8

Loan loss rate (bps)	25	8	7	34	552	n/m	55

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(339)	(36)	10	(283)	(1,090)	(6)	(1,744)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	230.9	29.2	15.2	129.8	29.8	2.6	437.5

Loan loss rate (bps)	20	16	(9)	29	489	n/m	53

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays Group
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(503)	(571)	(823)	(535)	(632)	(469)	(643)	(711)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	459.8	450.4	449.9	441.3	437.5	428.4	430.4	429.6

Loan loss rate (bps)	43	51	74	48	57	44	61	66

Barclays UK
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(123)	(160)	(178)	(74)	(102)	(79)	(158)	(283)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	243.3	239.8	233.6	231.9	230.9	228.5	227.5	227.5

Loan loss rate (bps)	20	27	31	13	18	14	28	49

Barclays UK Corporate Bank
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(2)	(16)	(3)	(1)	(5)	(12)	(19)	(40)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	33.2	31.4	31.0	30.2	29.2	28.2	27.0	25.8

Loan loss rate (bps)	2	20	4	1	7	17	28	62

Barclays Private Bank and Wealth Management
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/releases	(5)	(5)	2	(2)	(1)	2	9	(2)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	16.4	15.1	15.1	15.1	15.2	14.8	14.8	14.7

Loan loss rate (bps)	12	13	(6)	5	3	(5)	(25)	5

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays Investment Bank
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(33)	(44)	(279)	(22)	(144)	(67)	(72)	(46)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	139.6	137.2	137.4	131.0	129.8	126.8	129.6	124.9

Loan loss rate (bps)	9	13	82	7	44	21	23	15

Barclays US Consumer Bank
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(340)	(346)	(367)	(431)	(379)	(312)	(399)	(298)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	25.5	25.0	30.3	30.6	29.8	27.4	28.9	30.0

Loan loss rate (bps)	529	555	491	558	505	456	562	395

1
Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Income over average RWAs

Barclays Investment Bank	Nine months ended 30.09.26	Nine months ended 30.09.25
	£m	£m
Income	11,115	10,263

	£bn	£bn
Average RWAs	204.3	197.5

Income over average RWAs	7.3%	6.9%

Barclays Investment Bank	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Income	3,129	3,958	4,028	2,792	3,083	3,307	3,873	2,607

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average RWAs	206.3	204.5	202.0	202.1	194.9	196.1	201.4	199.9

Income over average RWAs	6.1%	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%

Tangible net asset value per share	As at 30.09.26	As at 31.12.25	As at 30.09.25
	£m	£m	£m
Total equity excluding non-controlling interests	77,100	77,784	76,394
Other equity instruments	(13,275)	(12,725)	(13,243)
Goodwill and intangibles	(8,994)	(8,284)	(8,255)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	54,831	56,775	54,896

	m	m	m
Shares in issue	13,379	13,867	13,996

	p	p	p
Tangible net asset value per share	410	409	392

Shareholder Information

Results timetable1				Date
2026 Full Year Results and Annual Report				9 February 2027

				% Change2
Exchange rates	30.09.26	31.12.25	30.09.25	31.12.25	30.09.25
Period end - GBP/USD	1.33	1.34	1.34	(1) %	(1) %
YTD average - GBP/USD	1.34	1.32	1.31	2%	2%
3 month average - GBP/USD	1.34	1.33	1.35	1%	(1) %
Period end - GBP/EUR	1.17	1.15	1.15	2%	2%
YTD average - GBP/EUR	1.16	1.17	1.18	(1) %	(2) %
3 month average - GBP/EUR	1.17	1.14	1.15	3%	2%

Share price data
Barclays PLC (p)	458	476	380
Barclays PLC number of shares (m)3	13,379	13,867	13,996

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Highdown House, Yeoman Way, Worthing, West Sussex, BN99 6DA, United Kingdom.
Tel +44 (0)371 384 2055 (UK and International telephone number)4.

American Depositary Receipts (ADRs)
Computershare Shareowner Services, P.O. Box 43304, Providence, RI 02940-3304, United States of America
General Toll Free: +1-866-723-8257
General Direct: +1-781-575-2833
www.computershare.com/investor

Delivery of ADR certificates and overnight mail
Computershare Shareowner Services, 150 Royall Street, Suite 101, Canton, MA 02021-1054

1	Note that this date is provisional and subject to change.
2	The change is the impact to GBP reported information.
3
The number of shares of 13,379m as at 30 September 2026 is different from the 13,372m quoted in the 1 October 2026 announcement entitled "Total Voting Rights" because the share buyback transactions executed on 29 and 30 September 2026 did not settle for cancellation until 1 and 2 October 2026 respectively.

4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.